Filed Pursuant to Rule 424(b)(3)

Registration File No. 333-89972

666,667 shares

COMMUNITY FINANCIAL HOLDING COMPANY, INC.

The holding company for

GWINNETT COMMUNITY BANK

Common Stock

     This is an offering of up to 666,667 shares of Community Financial Holding Company, Inc.’s common stock. Prior to this offering, there was no public market for our common stock, and we do not currently plan to list the common stock on any market or exchange or expect it to trade on any electronic trading system. Our officers and directors will offer and sell the common stock on a best-efforts basis without compensation.

     Investing in the common stock involves risks, which are described in the “Risk Factors” section beginning on page 6 of this prospectus.

     The shares of common stock offered are not deposits, savings accounts, or other obligations of a bank or savings association and are not insured by the FDIC or any other governmental agency.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$15.00	$10,000,005
Proceeds to us, before expenses(1)	$15.00	$10,000,005

(1)	Before estimated offering expenses of $90,005.

     We will promptly deposit all subscription proceeds we receive in a noninterest-bearing deposit account with Gwinnett Community Bank until the time that we accept or reject those subscriptions. The offering will end on the earlier of September 20, 2002 or the date on which we have accepted subscriptions for 666,667 shares, but, at our option, we may choose to end the offering sooner or to extend the offering. The offering will not be extended beyond December 31, 2002.

     You must subscribe for a minimum of 500 shares of common stock and may subscribe for a maximum of 70,000 shares, unless we, in our sole discretion, choose to accept a subscription for a lesser or greater number of shares. You may not revoke or change your subscription after you have submitted your signed Subscription Agreement. We may choose to reject your subscription entirely or accept it for only a portion of the shares for which you subscribe. See “The Offering” beginning on page 11 of this prospectus. All funds received will be available for immediate use and there is no minimum number of shares that we must sell.

The date of this prospectus is August 12, 2002.

SUMMARY
RISK FACTORS
CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS
THE OFFERING
USE OF PROCEEDS
MARKET PRICE OF AND DIVIDENDS ON COMMON STOCK
DILUTION
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
BUSINESS
PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT
MANAGEMENT
COMPENSATION OF EXECUTIVE OFFICERS AND NON-EMPLOYEE DIRECTORS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
SUPERVISION AND REGULATION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT THE COMPANY
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
Balance Sheets
Statements of Operations
Statements of Comprehensive Income
Statements of Changes in Stockholders’ Equity
Statements of Cash Flows
Notes to Financial Statements
Consolidated Balance Sheet
Consolidated Statements of Earnings
Consolidated Statements of Comprehensive Income
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
APPENDIX A

     Prospective investors may rely only on the information contained in this prospectus. Community Financial Holding Company, Inc. has not authorized anyone to provide prospective investors with different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

     No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States and Canada are required to inform themselves about and to observe the restrictions of that jurisdiction related to this offering and the distribution of this prospectus.

     Until November 10, 2002, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SUMMARY

     This summary does not contain all the information you should consider before investing in the common stock. You should read the entire prospectus carefully.

Community Financial Holding Company, Inc.
2775 Buford Highway
Duluth, Georgia 30096
(770) 476-2775

     Community Financial Holding Company, Inc. is a bank holding company headquartered in Duluth, Georgia. As of March 31, 2002, we had total consolidated assets of approximately $137 million, total deposits of approximately $128 million, and shareholders’ equity of approximately $8.5 million.

     Through our wholly owned subsidiary, Gwinnett Community Bank, we offer a broad line of banking and financial products and services using a strategy of combining innovative products and services with community bank service and responsiveness. The Gwinnett Community Bank was organized under the laws of Georgia in 1999 and is a full-service commercial bank offering a variety of services designed to meet the banking needs of individuals and small- to medium-sized businesses.

     On March 29, 2002, Community Financial completed the acquisition of Gwinnett Community Bank as part of a corporate reorganization of Gwinnett Community Bank into a one-bank holding company structure. Community Financial had no material operations prior to its acquisition of Gwinnett Community Bank.

     Our full-service banking office is located in Duluth, Gwinnett County, Georgia. According to the FDIC Deposit Market Share Report, as of June 30, 2001 our deposit market share was 1.51% in Gwinnett County.

Our Market

     Our primary market area includes Duluth, Gwinnett County, Georgia. Our secondary market area adds an additional ten-mile radius and incorporates portions of DeKalb County, Forsyth County, and Fulton County, Georgia. As a community banking operation, we believe that we are in a position to attract local customers in these market areas. We understand the banking needs of our market, and we offer convenient service, local decision-making and competitive financial products and services. Additionally, by focusing our operations on our local community, we believe that we respond to changes in our market more quickly than large, centralized institutions.

     We believe our competitive advantage has been extended by recent acquisitions of local community banks by larger regional banks. At many of these acquired banks, local boards of directors have been dissolved, local management and customer service personnel have been replaced, services have been repriced and restructured and data processing systems have been consolidated. These changes often disrupt customer service and leave customers feeling displaced and poorly served.

     While other de novo banks may enter our market to replace the community banks that have merged with the larger regional and super-regional banks, we believe we will have a distinct advantage over these potential new banks as a result of our established market position, the strength of our management team’s contacts in and knowledge of the market, and our favorable referral network of existing customers.

Purpose of the Offering

     Gwinnett Community Bank has experienced significant asset growth since opening in October 1999. From December 31, 1999 to March 31, 2002, our assets grew at a compounded annual rate of 168%. We are conducting this offering to raise additional capital to: (i) repay a loan in the amount of $2.5 million; and (ii) have sufficient capital to increase our lending capacity, expand our banking products and services in response to future market demands, and grow our geographic market area.

Business Strategy

     Our operating strategies are to:

•	Continue to develop our community banking brand and build upon our business model and operating history as a community banking operation;

•	Staff the office with a responsive management team that emphasizes a high level of personalized customer service;

•	Target individuals, professionals and small- to medium-sized business customers that require the attention and service a community banking operation is well-suited to provide; and

•	Provide a broad array of traditional banking products and services, along with a complement of fee-based services, which offer customers a complete line of financial products.

Products and Services

     We provide traditional banking products and services through high-quality and personalized delivery systems. We offer a wide variety of checking, savings, certificates of deposit and money market accounts. We are a full-service lender providing a variety of consumer, commercial and real estate loans. At December 31, 2001, we had approximately $7.9 million in consumer loans, $20.9 million in commercial loans, and $68.2 million in real estate loans. These segments made up approximately 8%, 22% and 70% of total loans, respectively. Additionally, we offer credit and debit cards, lines of credit, commercial Internet banking and telephone banking. We recognize the need to adapt as our customers and the financial industry continue to become more technologically driven.

Recent Developments

      Condensed financial data for Community Financial for the three months and the six months ended June 30, 2002 and as of June 30, 2002 is as follows: (in thousands)

	Three Months	Six Months
	Ended	Ended
For the periods ended:	June 30, 2002	June 30, 2002

Net interest income	$1,356	2,518
Net earnings	320	566
Net earnings per common share	.37	.65

As of June 31, 2002:
Total assets	$142,847
Loans, net	107,007
Deposits	130,872
Stockholders’ equity	8,975

The Offering

Common stock offered by Community Financial	up to 666,667 shares.

Common stock to be outstanding after the offering	up to 1,534,227 shares.

Use of proceeds	We intend to use the net proceeds as capital to support asset growth and for other general corporate purposes. See “The Offering” (page 11) and “Use of Proceeds” (page 13).

RISK FACTORS

     An investment in our common stock involves a significant degree of risk. You should carefully consider the following risk factors and other information in this prospectus before deciding to invest in our common stock.

     The following paragraphs describe the risks that we believe are material to your decision to invest in our common stock. You should also read carefully the cautionary statement following the Risk Factors regarding the use of forward-looking statements in this prospectus.

     The shares of common stock offered through this prospectus are not savings accounts, deposits or other obligations of a bank or savings association and are not insured by the FDIC or any other governmental agency.

It Is Difficult To Evaluate Our Business Because We Have A Limited Operating History; If We Fail To Effectively Manage Our Rapid Growth, Our Business Will Suffer

     We have experienced rapid growth throughout our relatively short operating history. From December 31, 1999 to March 31, 2002, our assets grew at a compounded annual rate of 168%. Accordingly, we have only a limited operating history on which you can base your evaluation of our business and prospects. In addition, our prospects must be considered in light of the risks and uncertainties encountered by companies in an early stage of development in new and rapidly evolving markets. Although we have grown significantly, we do not believe that our prior growth rates are sustainable or a good predictor of future operating results. This rapid growth has placed and will continue to place demands on our management and other resources and there is no assurance that these demands can be met successfully. We may not be able to increase revenue or maintain profitability on a quarterly or an annual basis. If this occurs, the price of our common stock will suffer.

     Our future operating results will depend on many factors, including but not limited to: the level of product and price competition; our ability to establish strategic marketing and business relationships; our ability to develop and market new and enhanced products while controlling costs; and our ability to hire, train and retain personnel. See “Selected Consolidated Financial Data” (page 17) and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (page 18).

Unpredictable Economic Conditions May Have An Adverse Effect On The Quality Of Our Loan Portfolio And Our Financial Performance

     Economic recession over a prolonged period or other economic problems in our market area could have a material adverse impact on the quality of our loan portfolio and the demand for our products and services. For example, a downturn in the local economy could make it more difficult for our borrowers to repay their loans, which could lead to loan losses. This could in turn adversely affect our financial condition, results of operations or cash flows. Our success depends to a significant extent upon economic conditions in Georgia and particularly in Gwinnett County. The banking industry in Georgia is affected by general economic conditions such as inflation, recession, unemployment and other factors beyond our control. See “Business” (page 34).

We Could Suffer Loan Losses From A Decline In Credit Quality

     We could sustain losses if borrowers, guarantors and related parties fail to perform in accordance with the terms of their loans. Because we derive a significant portion of our net income from our loan portfolio, our financial condition, results of operations and cash flows could be materially adversely affected if our borrowers are unable to repay their loans as scheduled. See “Business” (page 34).

Because We Have a Limited Operating History and Have Grown Rapidly, It Is Difficult To Assess Reliably The Quality Of Our Loan Portfolio

Because we have grown rapidly during our short operating history, many of the loans in our loan portfolio are too new to show evidence of repayment, collateral or other performance problems. As a result, it is difficult to assess reliably the quality of our loan portfolio or evaluate or anticipate our operating results generally. If credit quality problems come to light as our loan portfolio matures, our operating results will suffer. Our past operating performance does not necessarily indicate future success.

Changes In Interest Rates May Decrease Our Net Interest Income

     If we are unsuccessful in managing interest rate fluctuations, our net interest income could decrease materially. Our operations depend substantially on our net interest income, which is the difference between the interest income earned on our interest-earning assets and the interest expense paid on our interest-bearing liabilities. Like most financial institutions, our earnings and net interest income are affected by changes in market interest rates and other economic factors beyond our control. While we take measures to guard against interest rate risk, these measures may not be effective in minimizing our exposure to interest rate risk. At December 31, 2001, the difference between Gwinnett Community Bank's liabilities and assets repricing or maturing within one year was $49,392,000, or 39.88%. Due to an excess of liabilities repricing or maturing within one year, a rise in interest rates would cause Gwinnett Community Bank's net interest income to decline. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Asset/Liability Management” (page 28).

Industry Competition May Have An Adverse Effect On Our Profitability

     Competition in the banking and financial services industry is intense, and our profitability depends upon our continued ability to compete in our market area. We compete with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies and brokerage and investment banking firms operating locally and elsewhere. In addition, because federal law now permits banks, securities firms and insurance companies to affiliate, a number of larger financial institutions and other corporations offering a wider variety of financial services than we currently offer can now enter and aggressively compete in the markets we currently serve. Many of these competitors have substantially greater resources and lending limits than us and may offer certain services that we do not or cannot provide. See “Business-Competition” (page 38).

Departures Of Our Key Personnel May Impair Our Operations

     Each member of our senior management team is important to our success and the unexpected loss of any of these persons could impair our day-to-day operations as well as our strategic direction. Our senior management team includes:

•	Thomas J. Martin, Chief Executive Officer and President of Community Financial and Gwinnett Community Bank; and

•	Ann K. Marshall, Secretary of Community Financial and Chief Financial Officer, Chief Operating Officer and Secretary of Gwinnett Community Bank.

     We have not entered into employment agreements with these employees and cannot assure you of their continued service. See “Management” (page 42).

Our Ability To Pay Dividends Is Restricted By State And Federal Policies And Regulations

     Federal Reserve Board policy and Georgia Department of Banking and Finance (the “DBF”) regulations restrict our ability to pay dividends, and we cannot assure that we will pay dividends on our common stock in the future. Federal Reserve Board policy states that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines its ability to serve as a source of strength to its banking subsidiaries. Our ability to declare and pay dividends on our common stock depends upon our earnings and financial condition, our liquidity and capital requirements, the general economic and regulatory climate and other factors our Board of Directors deems relevant. In addition, we have committed to the Federal Reserve Bank of Atlanta that, until Gwinnett Community Bank has operated for five years, i.e., until October 2004, we will not pay dividends to our shareholders without the prior approval of the Federal Reserve Bank of Atlanta.

     Our principal source of funds to pay dividends is cash dividends that we receive from Gwinnett Community Bank. The DBF regulates Gwinnett Community Bank’s dividend payments and must approve dividend payments that would exceed 50% of Gwinnett Community Bank’s net profits for the preceding year, which are to be paid when Gwinnett Community Bank’s levels of capital and classified assets do not meet certain requirements, or which are to be paid in an amount which exceeds Gwinnett Community Bank’s retained earnings. As of March 31, 2002, Gwinnett Community Bank could not pay dividends to Community Financial without prior regulatory approval. See “Supervision and Regulation – Dividends” (page 53).

No Underwriter Has Negotiated The Offering Price And Other Terms Of The Offering

     The shares of common stock offered herein will be sold directly by our directors and officers without the assistance of an underwriter or placement agent. Thus, the functions that an underwriter would usually perform will not be available. While underwriters typically negotiate and determine the fairness of the offering price, our Board of Directors established the price of $15 per share without any outside assistance and therefore, no assurance can be made that the offering price necessarily indicates the fair market value of the common stock. In addition, the terms of the offering, including but not limited to, how the subscription process works and the lack of a minimum number of shares required to subscribe, have not been negotiated by an underwriter or any other non-affiliated party. Further, without the participation of an underwriter, there has been no counterparty to represent the interests of prospective investors in conducting diligence on Community Financial or Gwinnett Community Bank, and there has been no confirmation of any factual representations included herein.

Our Management And Affiliates Could Control Up To 26.2% Of Our Stock Following This Offering And Will Therefore Be Able To Determine The Outcome Of Any Shareholder Vote, Including Approval Of A Sale Of Community Financial

     After this offering, our directors and executive officers will beneficially own or control or have the right to acquire approximately 438,667 shares, representing 26.2% of our outstanding common stock if we sell 666,667 shares of common stock in the offering. If we sell fewer shares, their percentage ownership will be higher. For example, if we only sell the 84,000 shares which our directors and executive officers have indicated an interest in purchasing, our directors and executive officers will beneficially own or control or have the right to acquire approximately 40.1% of our outstanding common stock. As a result, our directors and executive officers could exercise significant control over matters requiring shareholder approval, including the election of directors or a change in control of Community Financial. See “Principal Shareholders and Stock Ownership of Management” (page 40), “Management” (page 42) and “Description of Capital Stock” (page 45).

The Public Offering Price May Be Higher Or Lower Than The Market Price Of The Common Stock After The Offering

     The public offering price may not indicate the market price for the common stock after the offering. We determined the public offering price based on a variety of factors, including the prices at which the common stock has most recently been sold, Gwinnett Community Bank’s historical operating performance, Gwinnett Community Bank’s current financial condition, Gwinnett Community Bank’s strategic position in its market area, the future prospects for Gwinnett Community Bank, and the history of and prospects for the banking industry in Gwinnett Community Bank’s market area. We determined the offering price and aggregate number of shares being offered without the assistance of any investment banking or investment advisory firm. No assurance can be given that the investors in this offering will be able to resell their shares of common stock at a price equal to or greater than the offering price or that the offering price necessarily indicates the fair market value of the common stock. See “The Offering–Determination of Offering Price” (page 13).

If An Active Trading Market For The Common Stock Does Not Develop, It May Be Difficult For You To Sell Your Shares Of Common Stock

     There is currently no established trading market for our common stock and a more active trading market may not develop. If an active trading market does not develop or continue after this offering, you may not be able to resell your shares at or above the price at which these shares are being offered to the public. An active public market may not develop or be sustained after the offering. A public trading market, which has the desired characteristics of depth, liquidity and orderliness, depends upon the presence in the marketplace of willing buyers and sellers of the common stock at any given time. The presence of willing buyers and sellers depends upon individual decisions of investors, over which neither we, nor any market maker, have any control.

The Market Price Of Our Common Stock Could Drop Significantly If Large Blocks Of Our Common Stock Are Sold In The Public Market

     The market price of our common stock could drop significantly if the holders of shares of common stock, which are available for resale in the public market, sell or are perceived by the market as intending to sell large blocks of shares. After this offering, we will have up to 1,534,227 shares of common stock outstanding. Of these shares, approximately 1,237,227 will be immediately available for resale in the public market without restriction. The remaining 297,000 outstanding shares will represent shares held by affiliates and shares that are restricted under the federal securities laws. See “Shares Eligible for Future Sale” (page 48), for a discussion of the resale limitations under federal securities laws.

Government Regulation May Have An Adverse Effect On Our Profitability And Growth

     Bank holding companies and banks are subject to extensive state and federal government supervision and regulation. Changes in state and federal banking laws and regulations or in federal monetary policies could adversely affect our ability to maintain profitability and continue to grow. For example, new legislation or regulation could limit the manner in which we may conduct our business, including our ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads. Many of these regulations are intended to protect depositors, the public and the FDIC, not shareholders. In addition, the burden imposed by federal and state regulations may place us at a competitive disadvantage compared to competitors who are less regulated. The laws, regulations, interpretations and enforcement policies that apply to us have been subject to significant, and sometimes retroactively applied, changes in recent years, and may change significantly in the future. Future legislation or government policy may also adversely affect the banking industry or our operations. See “Supervision and Regulation” (page 49).

If We Raise Additional Capital By Issuing More Shares Of Common Stock, Your Ownership Interest May Be Diluted

     The issuance of additional shares of our common stock could dilute your ownership interest in Community Financial. Our Board of Directors may elect to obtain additional capital by issuing additional shares of common stock or other securities. We may issue additional shares at prices or on terms less favorable than or equal to the public offering price and terms of this offering.

The Book Value Of The Shares You Purchase In This Offering Will Be Substantially Less Than The Offering Price

     As of March 31, 2002, the net tangible book value of common stock was $9.79 per share. The adjusted net tangible book value of our common stock as of March 31, 2002 is $12.00 per share, after giving effect to this offering. As a result, if you purchase shares of common stock in this offering, the net tangible book value per share of the common stock you purchase will be $3.00 less per share, upon completion of this offering, than the offering price per share. This dilution is due in large part to the fact that earlier investors in Community Financial paid substantially less than the public offering price when they purchased their shares of common stock. You will experience additional dilution upon the exercise of outstanding warrants to purchase common stock. For more information, see “Dilution” (page 15).

We May Not Allocate All Of The Net Proceeds Of This Offering In The Most Profitable Manner

     Our management will have broad discretion in allocating our net proceeds of the offering, which are estimated to be $9.9 million. We intend to use the net proceeds as capital to: (i) repay a loan to Community Financial in the amount of $2.5 million; and (ii) have sufficient capital to increase our lending capacity, expand our banking products and services in response to future market demands, and grow our geographic market area. Our management will have discretion as to the timing and specific application of the net proceeds, and investors will not have the opportunity to evaluate the economic, financial and other relevant information that we will use in applying the proceeds. Although we intend to use the net proceeds to serve Community Financial’s best interests, our allocation may not ultimately reflect the most profitable application of these proceeds. See “Use of Proceeds” (page 13).

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus contains “forward-looking statements,” which include information about possible or assumed future results of our operations or our financial performance. Forward-looking statements may also include information regarding our future plans and objectives. Forward-looking statements are based on the beliefs of our management, as well as assumptions they have made and information currently available to them. Words such as “expect,” “estimate,” “anticipate,” “believe” and other similar expressions are intended to identify forward-looking statements.

     The cautionary statements in the “Risk Factors” section and elsewhere in this prospectus identify important factors and possible events, which involve risks and uncertainties, that could cause actual results to differ materially from those contained in the forward-looking statements. If you are interested in purchasing shares of the common stock, you should carefully consider these risk factors, as well as factors discussed elsewhere in this prospectus, before making a decision to invest in the common stock.

THE OFFERING

General

     We are offering up to 666,667 shares of our common stock at a price of $15.00 per share. The minimum purchase for any one investor is 500 shares and the maximum purchase for any one investor is 70,000 shares, unless we, in our sole discretion, accept a subscription for a lesser or greater number of shares. The shares are being offered through the best efforts of our officers and directors until September 20, 2002, unless we decide to end the offering sooner or extend the offering as described under “Expiration Date” below.

     Our officers and directors will not receive any commissions or other compensation for soliciting sales of the common stock, but they will be reimbursed for reasonable expenses they incur in the offering. Our officers and directors are able to solicit such sales due to their qualification for exemption from registration as broker-dealers under Rule 3a4-1 of the Securities Exchange Act of 1934. As a result of their corporate status as officers and directors, they are treated as associated persons of Community Financial, and as such, may participate in the sale of securities of Community Financial so long as the conditions detailed in Rule 3a4-1 have been met.

     We may also use the services of brokers and/or dealers to help sell the common stock. We have no present arrangements or agreements with any brokers or dealers with respect to this offering. In the event we enter into an arrangement or agreement with a broker or dealer, we will provide you with supplemental information describing those arrangements.

Purpose of the Offering

     Gwinnett Community Bank has experienced significant asset growth since its opening in October 1999. We are conducting this offering to raise additional capital to: (i) repay a $2.5 million loan from a third party; and (ii) have sufficient capital to increase our lending capacity, expand our banking products and services in response to future market demands, and grow our geographic market area.

How to Subscribe

     Each prospective investor who desires to purchase the common stock will be asked to do the following:

1.	Complete, date, and sign the Subscription Agreement, which has been delivered along with this prospectus, and return the completed Subscription Agreement to:

Community Financial Holding Company, Inc. 2775 Buford Highway Duluth, Georgia 30096 Attention: Ann K. Marshall, Secretary

2.	On or before September 20, 2002, make a check payable to “Community Financial Holding Company, Inc.” in an amount equal to the subscription price of $15.00 times the number of shares subscribed for, and deliver the check to:

Community Financial Holding Company, Inc. 2775 Buford Highway Duluth, Georgia 30096 Attention: Ann K. Marshall, Secretary

     Upon our receipt, the Subscription Agreement will become binding on and irrevocable by the subscriber until the Expiration Date.

Expiration Date

     This offering will expire at the earlier of 5:00 p.m., Eastern Standard Time, on September 20, 2002 or the date on which we have accepted subscriptions for 666,667 shares, unless we choose to end the offering sooner or extend the offering period. We will not extend the offering beyond December 31, 2002. The date on which the offering ends, plus any extensions of the offering, is referred to in this prospectus as the “Expiration Date.”

Discretion to Accept Subscriptions

     We have the right, in our sole discretion, to accept or reject any subscription in whole or in part on or before the Expiration Date. If we receive subscriptions for a total of more than 666,667 shares, we may in some cases give preference to subscriptions for smaller numbers of shares and may limit the number of shares sold to any subscriber in order to broaden our shareholder base to the greatest extent possible. As a result, you may not receive any or all of the shares for which you subscribe.

     We will notify subscribers no later than 10 days after the Expiration Date as to whether and to what extent their subscriptions have been accepted. If we do not accept all or a portion of a subscription, we will return to the subscriber the unaccepted portion of the subscription funds, without interest.

Issuance of Stock Certificates

     Promptly after the acceptance of a subscription, we will issue stock certificates representing the shares of common stock purchased by investors in this offering. We will follow the instructions contained in the accepted Subscription Agreements when we issue the stock certificates.

Subscription Proceeds

     We will promptly deposit all subscription proceeds as we receive them in a noninterest-bearing deposit account with Gwinnett Community Bank. Upon our acceptance of a subscription, the related subscription proceeds paid to us will become immediately available for our use. Promptly following the Expiration Date of the offering, we will refund any amounts due to subscribers whose subscriptions we did not accept as described under “The Offering—Discretion to Accept Subscriptions” above.

Determination of Offering Price

     Our Board of Directors established the offering price of $15.00 per share. In determining the offering price, the Board considered a number of factors, including:

•	the prices at which our common stock has most recently been sold;

•	Gwinnett Community Bank’s historical operating performance;

•	Gwinnett Community Bank’s current financial condition;

•	Gwinnett Community Bank’s strategic position in its market area;

•	the future prospects for Gwinnett Community Bank; and

•	the history of and prospects for the banking industry in Gwinnett Community Bank’s market area.

We determined the offering price and aggregate number of shares being offered without the assistance of any investment banking or investment advisory firm. No assurance can be given that the investors in this offering will be able to resell their shares of common stock at a price equal to or greater than the offering price or that the offering price necessarily indicates the fair market value of the common stock. See “ “Market Price of and Dividends on Common Stock” (page 14), “Selected Consolidated Financial Data” (page 17), “Business – Market Area” (page 38) and “Business – Competition” (page 38).

USE OF PROCEEDS

     We estimate that the net proceeds from the sale of 666,667 shares of common stock that we plan to sell in this offering, after we pay estimated expenses of the offering, will be $9,910,000. The principal purposes for which the net proceeds of this offering are intended to be used include, in order of priority:

•	Repayment in full of a $2.5 million loan from United Community Bank, Blairsville, Georgia, a third party not affiliated with us, made on June 28, 2002.

•	Investment of the remaining net proceeds of this offering, aggregating approximately $7.4 million, into Gwinnett Community Bank so that Gwinnett Community Bank will have sufficient capital to increase its lending capacity, expand its banking products and services in response to future market demands, and grow its geographic market area.

     The loan is a revolving line of credit in an amount up to $2.5 million. We pledged 100% of the outstanding shares of Gwinnett Community Bank as collateral for the loan. The rate of interest for the loan is the prime rate minus 50 basis points (0.5%), which was 4.25% as of May 20, 2002. Repayment terms include interest-only payments for the first two years of the loan, and level annual principal payments of $250,000 plus accrued interest for 10 years thereafter. The loan has no prepayment penalty.

     In connection with the Federal Reserve Bank of Atlanta's approval of our request to incur this debt, we committed that (i) our Board of Directors will purchase at least $1.0 million of this offering, (ii) if sufficient funds are raised in this offering, we will repay the $2.5 million debt within 30 days of the expiration of the offering, (iii) if sufficient funds are not raised in this offering to repay the debt in full, and if Gwinnett Community Bank is unable to pay dividends sufficient to support our service of the debt, our Board of Directors will personally service the debt, and (iv) until Gwinnett Community Bank has operated for five years, i.e., until October 2004, we will not pay dividends to its shareholders without the prior approval of the Federal Reserve Bank of Atlanta.

     We incurred this debt in order to return the Tier 1 Leverage Ratio of Gwinnett Community Bank to the 8% level required by the DBF during Gwinnett Community Bank's first three years of operation (i.e., through October 18, 2002). We have drawn down the full $2.5 million available under the line of credit, and have contributed $2.2 million of the loan proceeds to Gwinnett Community Bank to bring Gwinnett Community Bank's Tier 1 Leverage Ratio up to the 8% required by the DBF.

     We have retained $300,000 of the loan proceeds for general corporate purposes, which may include additional contributions to Gwinnett Community Bank's capital, as needed, to maintain compliance with the DBF's Tier 1 Leverage Ratio requirement.

     In the event that substantially less than the maximum net proceeds of $9,910,000 is obtained in the offering, we plan, pursuant to our commitment to the Federal Reserve Bank of Atlanta, to apply the proceeds, if sufficient, first to repay the $2.5 million loan in full. We plan to infuse the remaining net proceeds into Gwinnett Community Bank to increase our lending capacity, expand our banking products and services in response to future market demands, and grow our geographic market area, to the extent that we can while continuing to maintain the required capital ratios.

     At the very minimum, we expect net proceeds of $910,000 from this offering because our Board of Directors has committed to the Federal Reserve Bank of Atlanta to purchase at least $1.0 million of the offering. Net proceeds of $910,000 would not be sufficient to repay the debt in full. Pursuant to our commitments to the Federal Reserve Bank of Atlanta, the debt would be serviced either by us using dividends from Gwinnett Community Bank or, if dividends are not sufficient to service the debt, by our Board of Directors, using their personal funds. The net proceeds of $910,000 would be infused into Gwinnett Community Bank to increase our lending capacity, expand our banking products and services in response to future market demands, and grow our geographic market area as much as we can while continuing to maintain the required capital ratios.

MARKET PRICE OF AND DIVIDENDS ON COMMON STOCK

     There is no established public trading market for our common stock prior to this offering, and one is not expected to develop as a result of this offering. Approximately 473 shareholders held our common stock of record as of March 31, 2002.

     Neither Community Financial nor Gwinnett Community Bank has ever paid dividends on shares of their common stock. The declaration of future dividends is within the discretion of the Board and will depend, among other things, upon business conditions, earnings, our financial condition, and regulatory requirements. In addition, Community Financial has committed to the Federal Reserve Bank of Atlanta that, until Gwinnett Community Bank has operated for five years, i.e., until October 2004, we will not pay dividends to our shareholders without the prior approval of the Federal Reserve Bank of Atlanta. See “Supervision and Regulation – Dividends” (page 53).

DILUTION

     As of March 31, 2002, the net tangible book value of Community Financial was approximately $8.5 million, or $9.79 per share of common stock. Net tangible book value per share represents the amount of total tangible assets of Community Financial reduced by its total liabilities, divided by the number of shares of common stock outstanding as of March 31, 2002. After giving effect to the sale by Community Financial of the 666,667 shares of common stock offered hereby at the offering price of $15.00 per share and the application of the estimated net proceeds therefrom after deducting the estimated offering expenses, the net tangible book value of Community Financial at March 31, 2002 would have been approximately $18.4 million, or $12.00 per share of common stock. This represents an immediate increase in net tangible book value of $2.21 per share to existing shareholders and an immediate decrease in net tangible book value of $3.00 per share to new investors. The following table illustrates this unaudited per share dilution to new investors:

Initial public offering price per share		$15.00
Net book value per share as of March 31, 2002	$9.79
Increase in net book value per share attributable to new investors	2.21

As adjusted net tangible book value per share as of March 31, 2002 after the offering		12.00

Dilution per share to new investors		$3.00

     The following table sets forth as of March 31, 2002 the differences between existing shareholders and new investors with respect to the number of shares of common stock purchased from Community Financial, the total consideration paid and the average price per share paid:

	Shares Purchased		Total Consideration
					Average Price Per
	Number	Percent	Amount	Percent	Share

Existing shareholders	867,560	56.5%	$8,675,600	46.5%	$10.00
New investors	666,667	43.5%	10,000,005	53.5%	15.00

Total	1,534,227	100.0%	$18,675,605	100.0%	$12.17

     The calculation of net tangible book value and the other computations above assume no exercise of outstanding warrants to purchase shares of common stock. We have warrants outstanding at May 31, 2002 to acquire 212,500 shares at an exercise price of $10.00 per share. The exercise of these warrants will have the effect of increasing the net tangible book value dilution of new investors in the offering.

CAPITALIZATION

     The following table shows our capitalization as of March 31, 2002, and as adjusted to give effect to the receipt of the net proceeds from the sale of (i) the 84,000 shares of common stock which our directors and executive officers have committed to purchase, (ii) 333,333 shares, or one-half of the shares of common stock offered in the offering, and (iii) the 666,667 shares of common stock offered in the offering. The as adjusted capitalization assumes that we sell the relevant shares of common stock at $15.00 per share and deduct the estimated offering expenses payable by us of approximately $90,005. The net proceeds from the offering, after deducting the estimated offering expenses payable by us, are approximately (i) $1,169,995, (ii) $4,909,990 and (iii) $9,910,000, respectively.

	March 31, 2002

		As Adjusted

		(84,000	(333,333	(666,667
	Actual	Shares)	Shares)	Shares)

Shareholders’ equity:
Common stock; $5.00 par value; 10,000,000 shares authorized; 867,560 shares issued and outstanding and 951,560, 1,200,893 and 1,534,227 shares, respectively, issued and outstanding, as adjusted	$4,337,800	$4,757,800	$6,004,465	$7,671,135
Additional paid-in capital	4,318,089	5,068,084	7,561,414	10,894,754
Retained earnings	(160,614)	(160,614)	(160,614)	(160,614)
Accumulated other comprehensive income	2,146	2,146	2,146	2,146

Total shareholders’ equity	$8,497,421	$9,667,416	$13,407,411	$18,407,421

SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data of Gwinnett Community Bank for and as of the end of each of the periods in the three-year period ended December 31, 2001 have been derived from the audited consolidated financial statements contained elsewhere in this prospectus. The selected consolidated financial data of Community Financial for and as of the end of each of the three-month periods ended March 31, 2002 and 2001 have been derived from the unaudited consolidated financial statements contained elsewhere in this prospectus. The selected consolidated financial data should be read in conjunction with the consolidated financial statements of Community Financial, including the notes to those consolidated financial statements.

					For the period
	For the Three Months		For the Years Ended		January 15, 1999*
	Ended March 31,		December 31,		to December 31,

	2002	2001	2001	2000	1999**

OPERATING INCOME SUMMARY
Net interest income	$1,161,415	$681,051	$3,519,049	$1,558,577	$119,283
Provision for loan losses	55,568	74,161	791,862	432,804	56,640
Total other income	138,045	103,049	434,868	131,287	7,067
Total operating expenses	839,207	582,740	2,831,718	1,774,723	580,612
Earnings (loss) before taxes	404,685	127,199	330,337	(517,663)	(510,902)
Income tax (expense) benefit	(158,705)	—	291,396	—	—
Net earnings	$245,980	$127,199	$621,733	$(517,663)	$(510,902)
PER COMMON SHARE
Net earnings (loss)	$0.28	$0.15	$0.72	$(0.60)	$(0.59)
Book value	$9.79	$9.13	$9.73	$8.90	$9.39
KEY PERFORMANCE RATIOS
Return on average equity	12.30%	6.53%	7.82%	(6.67)%	(6.51)%
Return on average assets	.75%	.66%	.65%	(1.33)%	(3.92)%
Average equity to average assets	6.27%	10.86%	8.30%	20.01%	65.06%
Net charge-offs (recoveries)	$(899)	—	$149,176	—	—
Allowance for loan losses to loans	1.15%	1.25%	1.17%	1.50%	1.48%
Non-performing assets to total assets	—	—	—	—	—
Net charge-offs to loans	—	—	.24%	—	—
Efficiency ratio	64.58%	74.32%	71.62%	105.02%	459.53%
AVERAGE BALANCES
Loans	$99,539,205	$37,575,145	$62,483,529	$17,111,000	$1,521,462
Earning assets	121,145,533	68,045,403	89,381,595	36,075,711	11,811,904
Total assets	129,713,905	72,052,174	95,706,429	38,784,978	14,227,984
Deposits	121,151,878	63,878,130	87,338,000	30,902,002	4,909,808
Stockholders’ equity	$8,132,061	$7,828,160	$7,945,942	$7,762,500	$9,256,991
Common shares outstanding	867,560	867,560	867,560	867,560	867,560
AT PERIOD END
Loans, net	$102,607,029	$44,445,388	$95,631,171	$32,084,638	$3,747,053
Earning assets	127,793,198	74,079,341	115,230,193	60,399,698	14,723,658
Total assets	137,354,911	78,882,904	123,840,266	63,455,157	16,951,392
Deposits	128,373,761	70,619,180	114,071,149	55,520,401	8,788,486
Stockholders’ equity	$8,497,421	$7,921,365	$8,348,648	$7,717,607	$8,145,940
Common shares outstanding	867,560	867,560	867,560	867,560	867,560

*	Date of inception

**	Commercial banking operations commenced October 18, 1999. Expenses prior to October 18, 1999, are included in the figures and used in the ratio calculations; however, average balances represent averages after the commencement of banking operations

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion focuses on significant changes in the financial condition and results of operations of the Gwinnett Community Bank during the three periods ended December 31, 2001, and the consolidated financial condition and results of operations of Community Financial for the three months ended March 31, 2002. The discussion and analysis is intended to supplement and highlight, and should be read in conjunction with, information contained in the accompanying consolidated financial statements and the summary financial information presented elsewhere in this prospectus.

Forward-Looking Statements

This discussion contains forward-looking statements that involve risks and uncertainties. Although Community Financial believes that the assumptions underlying the forward-looking statements contained in the discussion are reasonable, any of the assumptions could be inaccurate, and therefore, no assurance can be made that any of the forward-looking statements included in this discussion will be accurate. Factors that could cause actual results to differ from results discussed in forward-looking statements include, but are not limited to: economic conditions (both generally and in the markets where Community Financial operates); competition from other providers of financial services offered by Community Financial; government regulation and legislation; changes in interest rates; material unforeseen changes in the financial stability and liquidity of Community Financial’s credit customers; all of which are difficult to predict and which may be beyond the control of Community Financial. Community Financial undertakes no obligation to revise forward-looking statements to reflect events or changes after the date of this discussion or to reflect the occurrence of unanticipated events.

General

Gwinnett Community Bank was organized in January of 1999 and opened for business on October 18, 1999. Financial statements for 1999 include organizational expenses incurred until Gwinnett Community Bank opened to the public and normal start-up banking operations from October 18, 1999 until December 31, 1999. Gwinnett Community Bank is located in Duluth, Gwinnett County, Georgia, which according to the U.S. Census Bureau was the 17th fastest growing county by population in the United States during the period from April 1, 2000 to July 1, 2001. Seasoned management with long-standing relationships in the area, coupled with a strong constant economic growth patterns, has allowed Gwinnett Community Bank rapid growth opportunities.

These growth opportunities have resulted in rapid historical asset growth by Gwinnett Community Bank:

	December 31, 2000	December 31, 2001	March 31, 2002

Assets	$63,455,157	123,840,266	137,354,911

Annual Growth Rate (prior 12 months)	274.3%	95.2%	74.1%

Compounded Annual Growth Rate since December 31, 1999	274.3%	170.3%	168.4%

Prompted by the rapid growth and the prospects for continued growth, as well as flexibilities afforded a bank holding company that are not available to a bank, shareholders of Gwinnett Community Bank approved the formation of a one-bank holding company and a plan to exchange all Gwinnett Community Bank stock shares for shares of the holding company in March 2002. Subsequent to the transaction all of the shares of Gwinnett Community Bank were owned by the holding company, Community Financial Holding Company, Inc. Because all of our activities are conducted by our wholly-owned bank subsidiary, references to Community Financial include both Community Financial and Gwinnett Community Bank.

Gwinnett Community Bank’s most recent safety and soundness examination was performed by the DBF as of August 2001. All recommendations by the regulatory authority that, in management’s opinion, had material effects on Gwinnett Community Bank’s liquidity, capital resources or operations were immediately implemented.

The following discussion is intended to provide insight into the financial condition and results of operations of Community Financial and should be read in conjunction with the financial statements and accompanying notes.

Statements of Earnings Review

Net earnings were $621,733 in 2001, compared to a loss of $517,663 incurred in 2000. Net earnings per share were $.72 for 2001, compared to a loss of $.60 per share reported in 2000. Return on average assets and return on average stockholders’ equity for 2001 was .65% and 7.82%, respectively, compared with (1.3)% and (6.7)%, respectively, for 2000. Gwinnett Community Bank reported a net loss of $510,902 representing a net loss per share of $.59 in 1999.

Net interest income increased by $1.96 million or 125% in 2001 driven by volume increases as Gwinnett Community Bank completed its second full year of operations. Net interest income at December 31, 2001, was $3.5 million compared to $1.6 million in 2000. Net yield on interest earning assets (3.94% in 2001 and 4.32% in 2000) decreased by 38 basis points in 2001 from 2000, a direct result of several interest rate cuts by the Federal Reserve in 2001. Net interest income increased by $1.4 million in 2000 over 1999, driven by volume increases as 2000 was Gwinnett Community Bank’s first full year of operations. Net yield on interest earning assets (4.32% in 2000 and 4.77% in 1999) decreased by 45 basis points in 2000 over 1999.

Gwinnett Community Bank’s earnings depend to a large degree on net interest income, which is the difference between the interest income received from its investments (such as loans, investment securities, federal funds sold, etc.) and the interest expense which is paid on deposits and other liabilities.

The banking industry uses two key ratios to measure relative profitability of net interest income. The net interest rate spread measures the difference between the average yield on interest earning assets and the average rate paid on interest bearing liabilities. The interest rate spread eliminates the impact of non-interest bearing deposits and gives a direct perspective on the effect of market interest rate movements. The net interest margin is defined as net interest income as a percent of average total interest earning assets and takes into account the positive impact of investing noninterest-bearing deposits.

The net interest spread was 3.33% in 2001 and 2.74% in 2000, while the net interest margin was 3.94% in 2001 and 4.32% in 2000.

The following table shows, for the past two years, the relationship between interest income and interest expense and the average balances of interest earning assets and interest bearing liabilities.

Table 1

Average Balance Sheets and Net Interest Analysis
 (in thousands)

	For the Years Ended December 31,

	2001			2000

	Average			Average
	Balance	Interest	Yield/Rate	Balance	Interest	Yield/Rate

Assets:
Interest earnings assets:
Loans (including loan fees)	$62,484	5,845	9.35%	17,111	1,901	11.11%
Investment securities	19,128	1,388	7.26%	11,242	800	7.11%
Interest bearing deposits with other banks	864	56	6.48%	765	50	6.54%
Federal funds sold	6,906	271	3.92%	6,958	442	6.35%

Total interest earning assets	89,382	7,560	8.46%	36,076	3,193	8.85%

Other non-interest earnings assets	6,324			2,709

Total assets	$95,706			38,785

Liabilities and stockholders’ equity:
Interest-bearing liabilities:
Deposits:
Interest-bearing demand and savings	$19,800	655	3.31%	8,392	403	4.80%
Time	58,762	3,381	5.75%	18,352	1,231	6.71%
Federal funds purchased and securities sold under repurchase agreements	190	5	2.63%	—	—	—

Total interest-bearing liabilities	78,752	4,041	5.13%	26,744	1,634	6.11%

Non-interest bearing deposits	8,776			4,158
Other liabilities	232			120
Stockholders’ equity	7,946			7,763

Total liabilities and stockholders’ equity	$95,706			38,785

Excess of interest-earning assets over interest-bearing liabilities	$10,630			9,332

Ratio of interest-earning assets to interest-bearing liabilities	113.50%			135.76%

Net interest income		3,519			1,559

Net interest spread			3.33%			2.74%

Net interest yield on interest earning assets			3.94%			4.32%

Non-accrual loans and the interest income that was recorded on these loans, if any, are included in the yield calculation for loans in all periods reported.

Community Financial has no tax-exempt income, therefore all amounts are pre-tax yields.

Interest income on loans for the years ended December 31, 2001 and 2000 includes loan fees in the amount of $529,800 and $229,100, respectively.

The following table shows the relative impact on net interest income of changes in the average outstanding balances (volume) of interest earning assets and interest bearing liabilities and the rates earned and paid by Community Financial on such assets and liabilities. Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amounts of the change in each category.

Table 2

Changes in Interest Income and Expense
 (in thousands)

	Increase (decrease) due to changes in:

	2001 over 2000			2000 over 1999

	Volume	Rate	Total	Volume	Rate	Total

Interest income on:
Loans (including loan fees)	$5,324	(1,380)	3,944	1,475	395	1,871
Investment securities	565	23	588	599	173	772
Interest bearing deposits with other banks	6	—	6	25	25	50
Federal funds sold	(2)	(169)	(171)	(111)	455	344

Total interest earning assets	5,893	(1,526)	4,367	1,988	1,049	3,037

Interest expense on:
Deposits:
Interest-bearing demand and savings	1,180	(928)	252	251	143	394
Time	2,840	(690)	2,150	1,213	(9)	1,204
Federal funds purchased and repurchase agreements	—	5	5	—	—	—

Total interest-bearing liabilities	4,020	(1,613)	2,407	1,464	133	1,598

Increase (decrease) in net interest income	$1,873	87	1,960	524	916	1,439

Other operating income in 2001 of $435,000 increased from 2000 by $304,000 or 231%. The increase was due to the increase of $177,000 in service charges on deposit accounts caused by an increased number of accounts and by a $106,000 increase in mortgage origination income caused by a volume increase in mortgage applications prompted by Gwinnett Community Bank employing a mortgage originator for the entire year of 2001.

Other expenses increased in 2001 by $1.1 million (60%) over the 2000 balance of $1.7 million. As Gwinnett Community Bank was in its second full year of operations in 2001, additional employees were hired and a new bank building was constructed and occupied in July 2001 to accommodate the growth. All expense categories experienced increases due to the growth.

Gwinnett Community Bank had no income tax expense or benefit for the periods ended December 31, 2000 or 1999, as net operating losses were incurred and financial statement deferred tax benefits remained unrecorded as their realization was heavily dependent on future taxable income. In 2001, Gwinnett Community Bank reversed the deferred tax valuation allowance of $407,800 because it became more likely than not that future taxable income will be sufficient to realize the tax benefits for deductible temporary differences including loss carry forwards. For more information on Gwinnett Community Bank’s income taxes, see note 6 to the financial statements.

All other income and other expense categories increased from 1999 to 2000, which reflect the constant growth pattern. Gwinnett Community Bank opened to the public on October 18, 1999, therefore the 1999 totals represent only a portion of a year, while 2000 totals reflect a full year of operating results.

Balance Sheet Review

During 2001, average total assets increased $56.9 million (147%) over 2000. Average deposits increased $56.4 million (182%) in 2001 over 2000. Average loans increased $45.4 million (265%) in 2001 over 2000. During 2000, average total assets increased $25.7 million (198%) over 1999. Average deposits increased $26.9 million (694%) in 2000 over 1999. Average loans increased $15.2 million (863.1%) in 2000 over 1999.

Total assets at December 31, 2001, were $123.8 million, representing an $60.3 million (95%) increase from December 31, 2000. Total deposits increased $58.6 million (106%) from 2000 to 2001 while total gross loans increased $64.3 million (197%) during 2001. Time deposits increased $37.9 million from 2000 to 2001 while all other deposit accounts increased $20.6 million in 2001. As Gwinnett Community Bank continues to grow, loan demand has remained strong. Loan increases were funded principally with increases in deposit accounts.

Total assets at December 31, 2000, were $63.5 million, representing a $46.5 million (274%) increase from December 31, 1999. Total deposits increased $46.7 million (532%) from 1999 to 2000 while total gross loans increased $28.8 million during 2000. Time deposits increased $33.7 million from 1999 to 2000 while all other deposit accounts increased $13 million in 2000.

Investments

The investment portfolio consists of debt securities and to a lesser extent equity securities, which provide Gwinnett Community Bank with a source of liquidity and a long-term, relatively stable source of income. Additionally, the investment portfolio provides a balance to interest rate and credit risk in other categories of the balance sheet while providing a vehicle for the investment of available funds, furnishing liquidity, and supplying securities to pledge as required collateral for certain deposits.

Table 3

Investment Portfolio
 (in thousands)

The following table shows the carrying value of Gwinnett Community Bank’s securities, by security type, as of December 31, 2001, 2000 and 1999:

Available for Sale	2001	2000	1999

United States treasuries and agencies	$11,197	16,468	3,477
Mortgage-backed securities	5,256	2,093	498
Corporate securities	505	—	—
Trust Preferred securities	500	—	—

	$17,458	18,561	3,975

Other investments – The Bankers Bank stock	$100	100	100

The following table presents the expected maturity of the total securities by maturity date and average yields based on amortized cost at December 31, 2001. The composition and maturity/repricing distribution of the securities portfolio is subject to change depending on rate sensitivity, capital and liquidity needs.

Table 4

Expected Maturity of Securities
 (in thousands)

	United States	Mortgage-		Trust	Weighted
Maturities at	Treasuries and	Backed	Corporate	Preferred	Average
December 31, 2001	Agencies	Securities	Securities	Securities	Yields

Within 1 year	$—	—	—	—	—%
After 1 through 5 years	—	290	—	—	6.67%
After 5 through 10 years	7,057	194	509	—	6.40%
After 10 years	3,992	4,758	—	500	6.34%

Totals	$11,049	5,242	509	500

Mortgage backed securities are included in the maturities categories in which they are anticipated to be repaid based on scheduled maturities. Yields are calculated on a pre-tax basis.

At December 31, 2001, there were no investment securities of any issuer other than the U.S. government or its agencies or corporations that were in excess of 10% of stockholders’ equity.

Table 5

Loan Portfolio
 (in thousands)

The following table presents loans by type at the end of each of the last two years.

	December 31,

	2001	2000

Commercial	$20,852	9,307
Real estate	68,244	19,286
Consumer	7,852	4,036

	96,948	32,629
Less: Unearned loan fees	185	55
Allowance for loan losses	1,132	489

Loans, net	$95,631	32,085

The following table sets forth the maturity distribution of all loans, including the interest rate sensitivity as of December 31, 2001.

Table 6

Loan Portfolio Maturity
 (in thousands)

Maturity	Commercial	Real Estate	Consumer	Total

Within 1 year	$5,502	23,114	1,875	30,491
1 to 5 years	11,430	15,429	3,164	30,023
After 5 years	3,920	29,701	2,813	36,434

Totals	$20,852	68,244	7,852	96,948

	Fixed	Variable
	Interest	Interest
	Rates	Rates	Total

Commercial:
Within 1 year	$2,741	2,761	5,502
1 to 5 years	10,275	1,155	11,430
After 5 years	2,253	1,667	3,920

	15,269	5,583	20,852

Real Estate:
Within 1 year	13,247	9,687	23,114
1 to 5 years	10,983	4,446	15,429
After 5 years	19,414	10,287	29,701

	43,824	24,420	68,244

Consumer:
Within 1 year	1,875	—	1,875
1 to 5 years	3,160	4	3,164
After 5 years	164	2,649	2,813

	5,199	2,653	7,852

	$64,292	32,656	96,948

The provision for loan losses in 2001 was $792,000 compared to $433,000 in 2000. The provision for loan losses continues to reflect management’s estimate of potential loan losses inherent in the portfolio and the creation of an allowance for loan losses adequate to absorb such losses. The allowance for loan losses represented approximately 1.17% and 1.50% of total loans outstanding at December 31, 2001 and 2000, respectively. Net charge-offs in 2001 were $149,000. There were no charge-offs in 2000 or 1999.

Because Gwinnett Community Bank does not have a long operating history, no historical loan loss ratios have been established. In substitution for the lack of historical loan loss ratios, Gwinnett Community Bank uses peer loss ratios and peer allowance for loan losses to total loans ratios as a component in its loan loss allowance adequacy test which is done monthly. Using these peer statistics, provision for loan losses increases as the loan balances increase, which is the primary reason for the increase in 2001, 2000 and 1999. Additionally, the charge-off of one commercial loan for $143,000 in 2001 also caused the provision for loans to increase. Additional considerations in the adequacy test for the allowance for loan losses include industry and other concentrations in the loan portfolio, current period delinquencies and specific analysis for potential problem loans. As concentrations in the loan portfolio and delinquencies rise, the provision for loan losses will also increase to maintain a higher level of allowance for loan losses to reflect an increasing inherent risk of loss in the loan portfolio. No future negative trends in non-performing loans are anticipated to affect the level of the allowance. Management believes that the level of the allowance at December 31, 2001 and 2000 is appropriate based upon the loan portfolio and current economic conditions. Since beginning business in 1999, Gwinnett Community Bank has maintained a consistent methodology for assessing the adequacy of the allowance for loan losses.

The provision for loan losses was $57,000 in 1999. The allowance for loan losses represented approximately 1.48% of total loans outstanding at December 31, 1999.

Gwinnett Community Bank has a dedicated internal loan review function that it supplements with outsourced assistance. All loans of $100,000 or more and a sample of other loans are reviewed. Additionally, past due, watch list, and regulatory criticized loans are reviewed. Loans are reviewed annually and placed in various loan grading categories which assist in developing lists of potential problem loans. These loans are monitored to ensure early identification of repayment problems so that adequate allowances can be made through the provision for loan losses. The formal allowance for loss adequacy test is performed at month end. Specific amounts of loss are estimated on problem loans and historical loss percentages (using peer group loss ratios) are applied to the balance of the portfolio using certain portfolio stratifications. Additionally, the evaluation takes into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions, regulatory examination results, and the existence of loan concentrations.

Management’s judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower’s ability to pay, overall portfolio quality, and review of specific problem loans. The results are compared to the recorded allowance for loan losses and material differences are adjusted by increasing or decreasing the provision for loan losses. Management uses an external loan review process to challenge and corroborate its loan grading system and provide additional analysis in determining the adequacy of the allowance for loan losses and the future provisions for estimated loan losses.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, regulators, as an integral part of their examination process, periodically review Gwinnett Community Bank’s allowance for loan losses. Such regulators may require Gwinnett Community Bank to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

Because Gwinnett Community Bank does not have an established loan loss ratio that can be related to the different types of loans in its portfolio, it does not allocate the allowance for loan losses to various loan categories. The entire allowance is available to absorb losses from any and all loans. Management anticipates gross charge-offs for 2002 to approximate $125,000. Anticipated charge-offs are an estimate based on historical experience and other judgmental factors and may be more or less than those that ultimately occur.

The following table presents a summary of changes in the allowance for loan losses for each of the past three years.

Table 7

Allowance for Loan Losses
 (in thousands)

	December 31,

	2001	2000	1999

Balance at beginning of year	$489	57	—
Charge-offs:
Commercial	143	—	—
Real estate	—	—	—
Installment loans to individuals	8	—	—

	151	—	—

Recoveries:
Commercial	—	—	—
Real estate	—	—	—
Installment loans to individuals	2	—	—

	2	—	—

Net charge-offs	(149)	—	—

Additions charged to operations	792	432	57

Balance at end of year	$1,132	489	57

Ratio of net charge-offs during the period to average loans outstanding during the period	.24%	—	—

There were no non-performing assets at December 31, 2001, 2000 or 1999. While there may be loans in the portfolio that may become classified as conditions indicate, at December 31, 2001, management was not aware of any potential problem or restructured loans.

A loan is placed on non-accrual status when, in management’s judgment, the collection of interest appears doubtful. As a result of management’s ongoing review of the loan portfolio, loans are classified as non-accrual generally when they are past due in principal or interest payments for more than 90 days or it is otherwise not reasonable to expect collection of principal and interest under the original terms. Exceptions are allowed for 90-day past due loans when such loans are well secured and in process of collection. Generally, payments received on non-accrual loans are applied directly to principal.

Deposits

Time deposits of $100,000 and greater totaled $34.3 million at December 31, 2001, compared with $13.8 million at year-end 2000. The following table sets forth the scheduled maturities of time deposits of $100,000 and greater at December 31, 2001.

Table 8

Time Deposits $100,000 and Greater
 (in thousands)

Within 3 months	$7,005
After 3 through 6 months	9,092
After 6 through 12 months	5,447
After 12 months	12,796

Total	$34,340

Liquidity

Gwinnett Community Bank must maintain, on a daily basis, sufficient funds to cover the withdrawals from depositors’ accounts and to supply new borrowers with funds. To meet these obligations, Gwinnett Community Bank keeps cash on hand, maintains account balances with its correspondent banks, and purchases and sells federal funds and other short-term investments. Asset and liability maturities are monitored in an attempt to match these to meet liquidity needs. It is the policy of Gwinnett Community Bank to monitor its liquidity to meet regulatory requirements and their local funding requirements.

Gwinnett Community Bank maintains relationships with correspondent banks that can provide funds to it on short notice, if needed. Presently, Gwinnett Community Bank has arrangements with a commercial bank for short term unsecured advances up to $3.5 million.

Cash and cash equivalents decreased $4.5 million to a total of $3.4 million at December 31, 2001, as cash flows used by investing activities out-paced amounts provided by financing and operating activities. Cash inflows from operations totaled $971,000 in 2001, while inflows from financing activities totaled $59.7 million, most of which were net deposit increases during 2001 of $58.5 million and $1.1 million increases in federal funds purchased.

Investing activities used $65.2 million of cash and cash equivalents, principally composed of net advances of loans to customers of $64.3 and purchases of premises and equipment of $3.9 million during 2001 offset by $1.1 million, net proceeds, from investment liquidations and $1.9 million of maturities of interest bearing deposits with other banks.

See the statements of cash flows in the financial statements for a more complete analysis of cash flows.

Capital Resources

The following tables present Gwinnett Community Bank’s regulatory capital position at December 31, 2001.

Table 9

Capital Ratios

December 31, 2001

Risk-Based Capital Ratios
Tier 1 Capital, actual	7.50%
Tier 1 Capital minimum requirement	4.00%

Excess	3.50%

Total Capital, actual	8.50%
Total Capital minimum requirement	8.00%

Excess	.50%

Leverage Ratio
Tier 1 Capital to adjusted total assets (“Leverage Ratio”), actual	6.90%
Minimum leverage requirement	4.00%

Excess	2.90%

As a condition of opening, Gwinnett Community Bank agreed with the DBF that it would maintain a Tier 1 Leverage Ratio of 8% or higher until its third anniversary, October 18, 2002. At December 31, 2001, Gwinnett Community Bank’s Tier 1 Leverage Ratio was 6.9%. Gwinnett Community Bank notified the DBF of management’s plan to bring the ratio in line with this agreement.

For a more complete discussion of the actual and required ratios of Gwinnett Community Bank, see note 10 of the financial statements.

Average equity to average assets was 8.30% in 2001, 20.0% in 2000, and 65.1% in 1999. No dividends have been declared or paid since inception. There are no immediate plans to initiate regular dividends.

Asset/Liability Management

It is our objective to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing and capital policies. Certain officers are charged with the responsibility for monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix. It is the overall philosophy of management to support asset growth primarily through growth of core deposits, which include deposits of all categories made by local individuals, partnerships and corporations. Gwinnett Community Bank has a concentration of certificates of deposit that contain a stated maturity date. Management utilizes information reports to monitor the maturity, redemption and renewal of its deposit accounts. In the event Gwinnett Community Bank is unable to raise new deposits or retain maturing deposits other sources of funding may be utilized. Gwinnett Community Bank can purchase deposits; known as brokered deposits or may borrow funds to cover short-term liquidity needs on established lines of credit. The objective of these policies is to control interest sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings.

The asset/liability mix is monitored on a regular basis. A report reflecting the interest sensitive assets and interest sensitive liabilities is prepared and presented to the Board on a monthly basis. One method to measure a bank’s interest rate exposure is through its repricing gap. The gap is calculated by taking all assets that reprice or mature within a given timeframe and subtracting all liabilities that reprice or mature within that timeframe. The difference between these two amounts is called the “gap”, the amount of either liabilities or assets that will reprice without a corresponding asset or liability repricing.

A negative gap (more liabilities repricing than assets) generally indicates that the bank’s net interest income will decrease if interest rates rise and will increase if interest rates fall. A positive gap generally indicates that the bank’s net interest income will decrease if rates fall and will increase if rates rise.

The following table summarizes the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2001 that are expected to mature, prepay or reprice in each of the future time periods shown. Except as stated below, the amount of assets or liabilities that mature or reprice during a particular period was determined in accordance with the contractual terms of the asset or liability. Adjustable rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate loans and mortgage-backed securities are included in the periods in which they are anticipated to be repaid based on scheduled maturities. Gwinnett Community Bank’s savings accounts and interest-bearing demand accounts (NOW and money market deposit accounts), which are generally subject to immediate withdrawal, are included in the “Three Months or Less” category, although historical experience has proven these deposits to be more stable over the course of a year.

Table 10

Interest Rate Gap Sensitivity
 (in thousands)

	At December 31, 2001
	Maturing or Repricing in

	Three	Four
	Months or	Months to	1 to 5	Over 5
	Less	12 Months	Years	Years	Total

Interest-earning assets:
Interest-bearing deposits with
other banks	$199	—	—	—	199
Federal funds sold	525	—	—	—	525
Investment securities	—	—	290	17,168	17,458
Loans	29,907	13,246	31,908	21,887	96,948
Other investments	—	—	—	100	100

Total interest-bearing assets	30,631	13,246	32,198	39,155	115,230

Interest-bearing liabilities:
Deposits:
Demand and savings	38,393	—	—	—	38,393
Time deposits	18,358	35,369	21,951	—	75,678
Federal funds purchased	1,149	—	—	—	1,149

Total interest-bearing liabilities	57,900	35,369	21,951	—	115,220

Interest sensitive difference per period	$(27,269)	(22,123)	10,247	39,155	10
Cumulative interest sensitivity difference	$(27,269)	(49,392)	(39,145)	10
Cumulative difference to total assets	(22.02%)	(39.88%)	(31.61%)

At December 31, 2001, the difference between Gwinnett Community Bank’s liabilities and assets repricing or maturing within one year was approximately $49.4 million. Due to an excess of liabilities repricing or maturing within one year, a rise in interest rates would cause Gwinnett Community Bank’s net interest income to decline.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees or at different points in time to changes in market interest rates. Additionally, certain assets, such as adjustable-rate mortgages, have features that restrict changes in interest rates, both on a short-term basis and over the life of the asset. Changes in interest rates, prepayment rates, early withdrawal levels and the ability of borrowers to service their debt, among other factors, may change significantly from the assumptions made in the table.

Inflation

Inflation impacts the growth in total assets in the banking industry and causes a need to increase equity capital at higher than normal rates to meet capital adequacy requirements. Gwinnett Community Bank copes with the effects of inflation through the management of its interest rate sensitivity gap position, by periodically reviewing and adjusting its pricing of services to consider current costs, and through managing its level of net income relative to its dividend payout policy.

Financial Information for the Three Months Ended March 31, 2002

The following discussion reviews significant changes in the financial condition and results of operations of Community Financial for the three months ended March 31, 2002, compared to the three months ended March 31, 2001.

Financial Condition

Total assets at March 31, 2002, were $137 million, representing a $13.5 million (10.9%) increase from December 31, 2001. Deposits increased $14.3 million (12.5%) from December 31, 2001. Loans (gross) increased $7 million (7.3%). The allowance for loan losses at March 31, 2002, totaled $1.2 million, representing 1.14% of total loans compared to the December 31, 2001, total of $1.1 million representing 1.17% of total loans. Cash and cash equivalents increased $7.6 million from December 31, 2001.

There were no non-performing loans at March 31, 2002. Subsequent to March 31, 2002, management became aware of a potential problem loan in the amount of $132,000. The customer, a used car dealer, is suspected to have sold certain vehicles out of trust and certain vehicles, which were to serve as collateral, are unaccounted for. Gwinnett Community Bank allocated approximately $65,000 in the allowance for loan losses for this loan.

Gwinnett Community Bank’s most recent safety and soundness examinations were performed by the DBF as of August 2001 and by the FDIC as of March 31, 2002. All recommendations by the regulatory authority that in management’s opinion had material effects on Community Financial’s liquidity, capital resources, or operations were immediately implemented.

Results of Operations

For the three months ended March 31, 2002, we reported net earnings of $245,980, or $.28 per share, compared to $127,199, or $.15 per share, for the same period in 2001.

Net interest income is the primary source of our operating income. Net interest income increased approximately $480,000 (70.5%) in the first three months of 2002 compared to the same period for 2001. Interest income for the first three months of 2002 was $2.2 million, representing an increase of $684,000 (44.1%) over the same period in 2001. Interest expense for the first three months of 2002 increased $204,000 (23.5%) compared to the same period in 2001. The increase in net interest income during the first three months of 2002 compared to the same period in 2001 is attributable to the volume of interest bearing assets as it begins its third full year of operations.

The provision for loan losses for the first three months of 2002 decreased to $56,000 compared to $74,000 for the same period for 2001. The decrease in the provision is a reflection of continued, but reduced, loan growth in the first quarter of 2002, compared to the same period for 2001. For the three months ended March 31, 2002, we experienced net loan recoveries of $900. There were no charge-offs or recoveries for the corresponding three-month period in 2001. It is management’s belief that the allowance for loan losses is adequate to absorb probable losses in the portfolio.

Other operating income increased for the three months ended March 31, 2002, by approximately $35,000, or 34%, compared to the same period in 2001. Service charges and fee income on deposit accounts increased 81% as the number of accounts increased and mortgage origination income increased 38% due to additional volume of refinances and new home loan activity caused by lower mortgage rates.

Other operating expenses for the first three months of 2002 increased approximately $257,000 (44.01%) compared to the first three months in 2001. The increase is a direct result of Community Financial’s continued growth pattern and meeting the needs of the growth through additional employees to service the growth and increased occupancy expense associated with the new building, which was occupied in July 2001.

Income tax expense, expressed as a percentage of earnings before income taxes, was 39% for the period ended March 31, 2002. There was no income tax expense or benefit for the period ended March 31, 2001, as the tax effects of the previously accumulated net operating losses of Gwinnett Community Bank remained unrecorded since their realization was heavily dependent on future taxable income and the weight of the available evidence did not indicate that it was more likely than not that the benefits could be realized.

Capital

The following table presents our regulatory capital position at March 31, 2002. Consolidated ratios for Community Financial and Gwinnett Community Bank were the same.

March 31, 2002

Risk-Based Capital Ratios
Tier 1 Capital, actual	7.36%
Tier 1 Capital minimum requirement	4.00%

Excess	3.36%

Total Capital, actual	8.39%
Total Capital minimum requirement	8.00%

Excess	0.39%

Leverage Ratio
Tier 1 Capital to adjusted total assets (“Leverage Ratio”), actual	6.53%
Minimum leverage requirement	3.00%

Excess	3.53%

Gwinnett Community Bank Capital Changes Subsequent to March 31, 2002

On June 28, 2002, Community Financial borrowed $2,500,000 from a correspondent bank under a line of credit facility and contributed $2,200,000 to Gwinnett Community Bank to increase its capital. The credit facility calls for interest at the prime interest rate minus 1/2%. Payments are due for interest only for the first two years and then payments of interest and principal are due in amounts that will amortize the borrowing over ten years. Gwinnett Community Bank’s ratio of Tier 1 Capital to average assets was 8.09% subsequent to the contribution from Community Financial.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Gwinnett Community Bank’s asset and liability and funds management policy provides management with the necessary guidelines for effective funds management and a measurement system for monitoring its net interest rate sensitivity position. Gwinnett Community Bank manages its sensitivity position within the established guidelines.

     Interest rate risk is managed by senior officers of Gwinnett Community Bank and reported to and reviewed by the board of directors each month, in accordance with policies approved by its board of directors. Senior management formulates strategies based on appropriate levels of interest rate risk and in determining the appropriate level of interest rate risk, considers the impact on earnings and capital of potential changes in interest rates. Senior management meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activities, commitments to originate loans and the maturities of investments and borrowings. Additionally, reviews of liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity are performed.

     Gwinnett Community Bank manages its exposure to interest rates in the ordinary course of business by adjusting its assets and liabilities. Gwinnett Community Bank has not in the past utilized interest rate contracts in order to reduce interest rate risk.

     An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. The management of interest rate risks is performed by analyzing the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time (gaps) and by analyzing the effects of interest rate changes on net interest income over specific periods of time by projecting the performance of the mix of assets and liabilities in varied interest rate environments. Interest rate sensitivity reflects the potential effect on net interest income of a movement in interest rates. Gwinnett Community Bank uses a gap model to manage interest rate risks. Monthly reports are prepared which detail variable and fixed rate assets and liabilities and categorize these into time frames of repricing. Additionally, increasing and decreasing interest rate scenarios are used to simulate the effects on net interest income on the month end balance sheet. The reports are presented to the board of directors monthly and compared to policy.

     Further discussion on market risk is included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the heading “Asset/Liability Management” (page 28).

     As a financial institution, Gwinnett Community Bank’s component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of Gwinnett Community Bank’s assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Based upon the nature of Gwinnett Community Bank’s operations, it is not subject to foreign exchange or commodity price risk. Gwinnett Community Bank does not own investment securities or other assets that are held as trading assets.

     Gwinnett Community Bank policies include a goal to maintain rate sensitive asset to rate sensitive liability ratios between the range of 90% to 120% in each given repricing timeframe. Timeframes include three months, six months, one year, three years, and greater than three years. Simulated effects of interest rate changes on the balance sheet at December 31, 2001, are presented in the table below:

	300	300	100	100
	Basis Point	Basis Point	Basis Point	Basis Point
	Increase	Decrease	Increase	Decrease

Net interest income increase (decrease) in dollars	$(15,308)	(35,944)	1,441	(6,340)
Net interest income increase (decrease) in %	(4% )	(9% )	—	(2% )

BUSINESS

General

     Community Financial Holding Company, Inc. is a $137 million asset bank holding company headquartered in Duluth, Georgia. Community Financial was organized as a business corporation under the laws of the State of Georgia in 2002 and is a registered bank holding company under the Federal Bank Holding Company Act of 1956, as amended, and under the bank holding company laws of the State of Georgia. Community Financial conducts operations in Gwinnett County, Georgia through its wholly-owned subsidiary, Gwinnett Community Bank, which was organized in 1999 as a state banking corporation under the banking laws of the State of Georgia.

     On March 29, 2002, Community Financial completed the acquisition of Gwinnett Community Bank as part of a corporate reorganization of Gwinnett Community Bank into a one-bank holding company structure. Community Financial had no material operations prior to its acquisition of Gwinnett Community Bank.

     Our executive offices and the full-service bank are located at 2775 Buford Highway, Duluth, Georgia 30096.

Gwinnett Community Bank

     Through Gwinnett Community Bank, we offer a broad line of banking and financial products and services using a strategy of combining community bank service and responsiveness with innovative products and services. Gwinnett Community Bank is a full-service commercial bank offering a variety of services customary for community banks of similar size which are designed to meet the banking needs of individuals and small- to medium-sized businesses. Gwinnett Community Bank attracts most of its deposits and conducts most of its lending transactions from and within its primary service area encompassing Gwinnett County, Georgia.

     As a convenience to our customers, we offer drive-thru teller windows, 24-hour automated teller machines, and Saturday banking hours. Gwinnett Community Bank is a member of the STAR ATM network of automated teller machines which permits our customers to perform monetary transactions in most cities throughout the southeast and other regions. We also offer commercial Internet banking services through our Website at www.gwinnettcommunitybank.com.

Deposit Services

     Deposits are a key component of our banking business, serving as a source of funding for lending as well as for increasing customer account relationships. We offer a full range of competitively priced deposit services including checking accounts, NOW accounts, savings accounts and other time deposits of various types, ranging from money market accounts to longer-term certificates of deposit.

     As of March 31, 2002, we had deposits of approximately $128 million and approximately 4,600 deposit accounts. No material portion of our deposits have been obtained from one or a few persons or entities (including federal, state and local governments and agencies), the loss of any one or more of which would have a materially adverse effect on us.

     The following table sets forth our mix of depository accounts as a percentage of total deposits at March 31, 2002.

Deposit Mix

At March 31, 2002

Non-interesting bearing demand	11.00%
NOW accounts and money market	25.00%
Savings	1.00%
Time Deposits Under $100,000	36.00%
Time Deposits $100,000 and over	27.00%

Total Deposits	100.00%

Lending Services

     Our lending business consists principally of making consumer loans to individuals and commercial loans to small and medium-sized businesses and professional concerns. In addition, we make secured real estate loans, including residential and commercial construction loans, and first and second mortgage loans for the acquisition or improvement of personal residences. As of March 31, 2002, we had approximately $103 million in total loans outstanding, representing 75% of our total assets of approximately $137 million. The loan portfolio is made up of both fixed and adjustable rate loans. Approximately 66% of our total loan portfolio is fixed rate and 34% is adjustable rate as of March 31, 2002. The following table summarizes the historical mix of loans in our portfolio:

Loan Type	December 31, 2000	December 31, 2001	March 31, 2002

Commercial	28.5%	21.5%	19.1%
Real estate	59.1%	70.4%	76.0%
Consumer	12.4%	8.1%	4.8%

     No material portion of our loans is concentrated within a single industry or group of related industries. We are not dependent to any material degree upon any single borrower or a few principal borrowers. The loss of any individual borrower or of a few principal borrowers would not be likely to have a material adverse effect on our operations or earnings. Management is satisfied with the mix of loans within its loan portfolio.

     Procedures for Establishment of the Allowance for Loan Losses. Gwinnett Community Bank has a dedicated internal loan review function that it supplements with outsourced assistance. All loans of $100,000 or more and a sample of other loans are reviewed. Additionally, past due, watch list, and regulatory criticized loans are reviewed. Loans are reviewed annually and placed in various loan grading categories which assist in developing lists of potential problem loans. These loans are monitored to ensure early identification of repayment problems so that adequate allowances can be made through the provision for loan losses. The formal allowance for loss adequacy test is performed at month end. Specific amounts of loss are estimated on problem loans and historical loss percentages (using peer group loss ratios) are applied to the balance of the portfolio using certain portfolio stratifications. Additionally, the evaluation takes into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions, regulatory examination results, and the existence of loan concentrations. The results of the evaluation are compared to the recorded allowance for loan losses and material differences are adjusted by increasing or decreasing the provision for loan losses. While components of the allowance for loan losses will include specific allocations to individual non-performing loans, the allowance for loan losses is not allocated by type of loan. The entire allowance is available to absorb losses from any and all loans.

     Management uses available information to recognize losses on loans; however, future additions to the allowance may be necessary based on changes in economic conditions. In addition, regulators, as an integral part of their examination process, periodically review the allowance for loan losses. Such regulators may require additions to the allowance based on their judgments of information available to them at the time of their examination.

     Real Estate Loans. Loans secured by real estate make up the primary component of our loan portfolio, constituting approximately $76 million, or 74%, of total loans as of March 31, 2002. Approximately 64% of the real estate loans are fixed rate and 36% are adjustable rate. These loans consist of commercial real estate loans, construction and development loans, residential real estate loans and home equity loans. Real estate loans are collateralized by commercial and residential real estate in our primary and secondary market areas. The types of real estate that typically constitute collateral include primary and secondary residences for individuals, including multi-family projects, places of business, real estate for agricultural uses and undeveloped land.

     Commercial Loans. We make loans for commercial purposes to various industries located in our market area. As of March 31, 2002, commercial loans constituted approximately $19 million, or 18% of total loans. Approximately 79% of commercial loans are fixed rate, while 21% are adjustable. The typical commercial loan has a maturity of three years or less. Loans in this category exclude commercial loans secured by real estate. Commercial loans secured by real estate are included in the real estate category described above. The typical commercial loan has collateral such as equipment for business use and inventory and may include unsecured working capital lines.

     Consumer Loans. We make a variety of loans to individuals for personal and household purposes, including secured and unsecured installment and term loans and lines of credit. As of March 31, 2002, we held approximately $8 million of consumer loans, representing 7% of total loans.

     Consumer loans are primarily fixed rate in nature with 61% of this loan category carrying fixed rates. These loans are typically collateralized by personal automobiles, recreational vehicles or household items and may include unsecured loans to individuals.

     Other Lending Activities. We also engage in secondary-market mortgage activities whereby we originate mortgage loans on behalf of investor correspondent lenders who fund the loans. The investor correspondent lenders underwrite and price the loans and we receive a fee for originating and packaging the loans. Periodically we receive discount points depending on the pricing of the loan. No mortgage loans are held by us for resale, nor do we service third-party loans.

Risks Associated with Lending Activities

     The principal economic risk associated with each category of loans that we make is the creditworthiness of the borrower. Borrower creditworthiness is affected by general economic conditions and the strength of the relevant business market segment. General economic factors affecting a borrower’s ability to repay include interest, inflation and employment rates, as well as other factors affecting a borrower’s customers, suppliers and employees.

     Because consumer loans are often secured by rapidly depreciating assets such as automobiles or other personal property, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

     Repayment of commercial loans and loans secured by commercial and multi-family real estate properties are often dependent on the successful operation of the business or management of the property. As a result, the quality of the commercial borrower’s management and its ability both to properly evaluate changes in the supply and demand characteristics affecting its markets for products and services and to respond effectively to these changes are significant factors in a commercial borrower’s creditworthiness. Risks associated with commercial real estate loans also include fluctuations in the value of real estate, new job creation trends and tenant vacancy rates. Our practice is to underwrite these loans based on our analysis of the amount of cash flow generated by the business and the resulting ability of the borrower to meet its payment obligations. In addition, we generally seek to obtain a personal guarantee of the loan by the owner(s) of the business and, under certain circumstances, seek additional collateral.

     Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the security property’s value upon completion of construction as compared to the estimated costs of construction, including interest and fees. In addition, we assume certain risks associated with the borrower’s ability to complete construction in a timely and workmanlike manner. If the estimate of value proves to be inaccurate, or if construction is not performed timely or in a quality manner, we may be confronted with a project which, when completed, has a value insufficient to assure full repayment or to advance funds beyond the amount originally committed to permit completion of the project.

Legal Lending Limit

     We are subject to loans to one borrower limitations prescribed for state banks by the Georgia law. See “Supervision and Regulation” (page 49). In general, the legal lending limit to a single borrower is 15% of Gwinnett Community Bank’s statutory capital base, or 25% of its statutory capital base if the entire amount of the loan is fully secured. Gwinnett Community Bank’s statutory capital base is the sum of its capital stock, additional paid-in capital and any retained earnings it has designated as being unavailable for distribution to shareholders.

Loan Underwriting Standards

     Management recognizes the importance of character and past performance as consideration in the lending decision process. In analyzing a credit relationship, primary emphasis is placed on adequacy of cash flow and the ability of the obligor to service the debt. Secondary emphasis is placed on the past performance of the borrower, the type or value of the collateral, the amount of net worth present or any performance of endorsers or guarantor that has not been proven.

     Collateral is not considered a substitute for the borrower’s ability to repay. Collateral serves as a way to control the borrower and provide additional sources of repayment in the event of default. The quality and liquidity of the collateral are of paramount importance and must be confirmed before the loan is made. We have established loan-to-value and margin guidelines that are varied depending on the type of collateral offered. Loans secured by liquid assets and securities carry margins of 50% to 100% depending on the liquidity and price volatility of the asset. In general, loans to value on various types of real estate range from a high of 90% to a low of 65%. Installment loans, in general, require a loan to collateral value of at least 80%. In addition, we impose limits on terms of repayment of loans for automobiles and other depreciable collateral that are dependent on the age of the asset. We may make some exceptions to the loan-to-value guidelines that are dependent on the overall creditworthiness of the borrower.

Market Area

     Our primary market area includes all of Duluth, Gwinnett County, Georgia. Approximately 97% of our customers reside in Gwinnett County, although it attracts some loan business from neighboring Forsyth and Fulton Counties. Our secondary market area adds an additional ten-mile radius and incorporates portions of DeKalb, Forsyth, and Fulton Counties. Gwinnett County is located approximately 20 miles northeast of Atlanta. Gwinnett County’s major industries include manufacturing, wholesale trade, food processing, paper and lumber products, construction, retail sales, and health services.

     Duluth, Gwinnett County continues to be the largest deposit base in our primary and secondary market area, with Barrow, Hall, Rockdale, and Walton Counties to its east and DeKalb, Forsyth, and Fulton Counties to its west emerging as deposit growth areas for us. The amount of total deposits in Gwinnett County was approximately $5.8 billion at June 30, 2001, compared to total deposits of approximately $2.9 billion in 1993. We held a market share of 1.51% of total deposits in Gwinnett County at June 30, 2001.

     Significant development has taken place in the Georgia area along the Interstate 85 corridor. Due to its close proximity to downtown Atlanta and easy access to I-85, Gwinnett County is receiving a significant boost from the continued expansion of the northeastern portion of metro Atlanta. The development of communities northeast of metro Atlanta such as Norcross and Duluth will have an impact on Community Financial’s primary and secondary market areas. Retail developments such as the Mall of Georgia and the Discover Mills complex, along with a number of large residential developments, are anticipated to have a positive economic impact on the County.

Competition

     We operate in a highly competitive environment. We compete for deposits and loans with commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies and other financial entities operating locally and elsewhere. In addition, because the Gramm-Leach-Bliley Act now permits banks, securities firms and insurance companies to affiliate, a number of larger financial institutions and other corporations offering wider variety of financial services than we currently offer may now enter and aggressively compete in the market we currently serve. Many of these competitors have substantially greater resources and lending limits than us and may offer certain services that we do not or cannot provide.

     According to the FDIC Market Share Report, as of June 30, 2001, Gwinnett County was served by a total of 34 financial institutions, with a total of 152 offices in Gwinnett County. The primary factors in competing for deposits are interest rates, personalized services, the quality and range of financial services, convenience of office locations and office hours. The primary factors in competing for loans are interest rates, loan origination fees, the quality and range of lending services and personalized services. To compete with other financial services providers, we principally rely upon local promotional activities, personal relationships established by officers, directors and employees with our customers, and specialized services tailored to meet our customers’ needs. We offer many personalized services and attract customers by being responsive and sensitive to the needs of the community. We rely not only on the goodwill and referrals of satisfied customers, as well as traditional media advertising to attract new customers, but also on individuals who develop new relationships to build our customer base.

     As a community banking operation, we offer convenient service, local decision-making and competitive financial products and services. Additionally, by focusing our operations on the community we serve, we believe that we are able to respond to changes in our market more quickly than large, centralized institutions.

Employees

     As of March 31, 2002, we had 38 full-time equivalent employees, including 4 part-time employees, none of whom is a party to a collective bargaining agreement. Certain executive officers of Gwinnett Community Bank also serve as the officers of Community Financial (which does not have compensated employees). We believe that we enjoy satisfactory relations with our employees.

Properties

     Our executive offices and our banking office are located in approximately 25,957 square feet of office space owned by Gwinnett Community Bank and located at 2775 Buford Highway in Duluth, Georgia 30096. Management believes that the current facility is adequate for its present requirements.

Legal Proceedings

     While we are from time to time party to various legal proceedings arising from the ordinary course of business, management believes that there are no proceedings pending, or to our knowledge threatened, in which an adverse decision would have a material adverse effect on our financial condition or results of operation.

PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT

     The following table lists, as of May 31, 2002, the number of shares of common stock beneficially owned by (a) each director of Community Financial, (b) each executive officer of Community Financial, (c) each person or entity known to us to be the beneficial owner of more than 5% of our outstanding common stock, and (d) all current executive officers and directors as a group.

     Information relating to beneficial ownership of common stock by our principal shareholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest.

     The percentages prior to the offering are calculated based on 867,560 shares issued and outstanding on May 31, 2002, plus, in the case of an executive officer or director who has the right to acquire additional shares within 60 days, any new shares which would be issued to effect such acquisition. Percentages after the closing of the offering are based on 1,534,227 shares to be issued and outstanding upon consummation of the offering, plus, in the case of an executive officer or director who has the right to acquire additional shares within 60 days, any new shares which would be issued to effect such acquisition. Our directors and executive officers plan to purchase a total of at least 84,000 of the shares of common stock offered herein.

	Shares Beneficially			Shares Beneficially
	Owned		Shares Being	Owned
	Prior to the Offering		Purchased in	After the Offering
			the Offering
Name of Beneficial Owner	Number	Percentage		Number	Percentage

Executive Officers and Directors:
Frank W. Bell, Jr. (1)	16,667	1.9%	6,667	23,334	1.5%
James B. Braden (2)	50,000	5.6%	13,333	63,333	4.1%
J. Terry Gordon (3)	16,667	1.9%	6,667	23,334	1.5%
Thomas J. Martin (4)	97,000	10.7%	13,333	110,333	7.0%
Miles H. Mason, III, M.D. (5)	50,000	5.6%	13,333	63,333	4.1%
Don F. Phillips, Jr. (6)	20,833	2.4%	4,000	24,833	1.6%
Dan Reeves (7)	50,000	5.6%	13,333	63,333	4.1%
Franklin M. Rinker (8)	50,000	5.6%	6,667	56,667	3.6%
Ann K. Marshall	3,500	*	6,667	10,167	*
All Executive Officers and Directors as Group (9 persons) (9):	354,667	35.1%	84,000	438,667	26.2%

*	Represents less than one percent.

(1)	Includes 6,667 shares of common stock subject to acquisition within 60 days under warrants that were granted in connection with the organization of Gwinnett Community Bank and are exercisable.

(2)	Includes 20,000 shares of common stock subject to acquisition within 60 days under warrants that were granted in connection with the organization of Gwinnett Community Bank and are exercisable.

(3)	Includes 6,667 shares of common stock subject to acquisition within 60 days under warrants that were granted in connection with the organization of Gwinnett Community Bank and are exercisable.

(4)	Includes 40,000 shares of common stock subject to acquisition within 60 days under warrants that were granted in connection with the organization of Gwinnett Community Bank and are exercisable.

(5)	Includes 20,000 shares of common stock subject to acquisition within 60 days under warrants that were granted in connection with the organization of Gwinnett Community Bank and are exercisable.

(6)	Includes 8,333 shares of common stock subject to acquisition within 60 days under warrants that were granted in connection with the organization of Gwinnett Community Bank and are exercisable.

(7)	Includes 20,000 shares of common stock subject to acquisition within 60 days under warrants that were granted in connection with the organization of Gwinnett Community Bank and are exercisable.

(8)	Includes 20,000 shares of common stock subject to acquisition within 60 days under warrants that were granted in connection with the organization of Gwinnett Community Bank and are exercisable.

(9)	Includes 141,667 shares of common stock subject to acquisition within 60 days under warrants that were granted in connection with the organization of Gwinnett Community Bank and are exercisable.

MANAGEMENT

Directors and Executive Officers

     The following table provides biographical information for each of our directors and executive officers. All of our executive officers are chosen by our Board and serve at the Board’s discretion. Except as otherwise indicated, each individual has been or was engaged in his or her present or last principal occupation, in the same or a similar position, for more than five years. There are no family relationships among any of the directors or executive officers of Community Financial.

	Director/ Executive	Director/ Executive
	Officer of	Officer of Gwinnett	Position with Community Financial Holding
	Community Financial	Community Bank	Company, Inc. and/or Gwinnett Community Bank
Name (Age)	Since	Since	and Principal Occupation

Directors:

Frank W. Bell, Jr. (54)	3/28/02	10/18/99	Director of Community Financial and Gwinnett Community Bank; Business Owner, Nurseryman, and Horticulturist.

James B. Braden (41)	3/28/02	10/18/99	Director of Community Financial and Gwinnett Community Bank; Real Estate Developer.

J. Terry Gordon (59)	3/28/02	10/18/99	Director of Community Financial and Gwinnett Community Bank; Certified Public Accountant.

Thomas J. Martin (57)	3/28/02	10/18/99	Chairman of the Board and Chief Executive Officer of Community Financial and Gwinnett Community Bank.

Miles H. Mason, III, M.D. (54)	3/28/02	10/18/99	Director of Community Financial and Gwinnett Community Bank; Physician.

Don F. Phillips, Jr. (43)	3/28/02	10/18/99	Director of Community Financial and Gwinnett Community Bank; Business Owner.

Dan Reeves (58)	3/28/02	10/18/99	Director of Community Financial and Gwinnett Community Bank; Head Coach of the Atlanta Falcons Professional Football Team.

Franklin M. Rinker (56)	3/28/02	10/18/99	Director Community Financial and Gwinnett Community Bank; Hospital Administrator.

Executive Officers:

Thomas J. Martin (57)	3/28/02	10/18/99	Chairman of the Board, Chief Executive Officer and President of Community Financial and Gwinnett Community Bank;

Ann K. Marshall (44)	3/28/02	10/18/99	Chief Financial Officer, Chief Operating Officer and Secretary of Gwinnett Community Bank and Secretary of Community Financial.

     None of our directors holds any directorships in companies with a class of securities registered pursuant to Section 12 of the Securities Exchange Act or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, as amended.

     Biographical information concerning each director and executive officer is set forth below:

     Frank W. Bell, Jr. is the owner of Woody's Nursery and a nurseryman and horticulturist. He is a graduate of The University of Georgia in Athens, Georgia.

     James B. Braden is the owner and President of Burnett Holding Company, Inc., a real estate development company. He is a graduate of The University of Georgia in Athens, Georgia.

     J. Terry Gordon is a Certified Public Accountant and the owner and President of J. Terry Gordon & Co., CPA. He is a graduate of Georgia Southern University in Statesboro, Georgia.

     Thomas J. Martin is the Chairman of the Board, Chief Executive Officer and President of Community Financial and Gwinnett Community Bank. Prior to joining Gwinnett Community Bank, he was Chairman of the Board and Chief Executive Officer of Citizens Gwinnett Bankshares, Inc. and Citizens Bank of Gwinnett, later known as Premier Bank. He attended Georgia State University and DeKalb College and is a graduate of the Graduate School of Banking at Louisiana State University in Baton Rouge, Louisiana.

     Miles H. Mason, III, M.D. is a sole practitioner in General Surgery and is also President of the Medical Staff of Gwinnett Health System. He is a graduate of Emory University in Atlanta, Georgia and the Medical College of Georgia in Augusta, Georgia.

     Don F. Phillips, Jr. is the owner and President of Atlanta Flooring Design Center. He is a graduate of Troy State University in Troy, Alabama.

     Dan Reeves is the head coach for the Atlanta Falcons, a professional football team. He attended the University of South Carolina in Columbia, South Carolina.

     Franklin M. Rinker is a hospital administrator and serves as President and Chief Executive Officer of Gwinnett Health System. He is a graduate of Emory University in Atlanta, Georgia and Queens College in Charlotte, North Carolina.

     Ann K. Marshall is Secretary of the Community Financial and Chief Financial Officer, Chief Operating Officer and Secretary of Gwinnett Community Bank. Prior to joining Gwinnett Community Bank, she was a Vice President at Citizens Bank of Gwinnett, later known as Premier Bank. She is a graduate of Troy State University, in Troy, Alabama.

COMPENSATION OF EXECUTIVE OFFICERS AND NON-EMPLOYEE DIRECTORS

     The table below sets forth the total compensation paid to Community Financial’s Chief Executive Officer (the “Named Executive Officer”) for each of Community Financial’s last three completed fiscal years:

SUMMARY COMPENSATION TABLE

Name of Individual
& Principal
Position	Year	Salary	Bonus	Other Compensation (a)

Thomas J. Martin	2001	$150,000	$—	$17,370
Chief Executive Officer	2000	$150,000	—	11,742
and President	1999	$82,828	—	1,591

(a)	Includes contributions made to a 401(k) plan, insurance premiums paid on behalf of such officer and the use of a company automobile including automobile allowances.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

     All compensation decisions made during fiscal 2001 were made exclusively by the Compensation Committee. The Compensation Committee considered the recommendations made by the various supervisors of the officers and executive officers whose compensation was being considered.

     The members of the Compensation Committee during fiscal 2001 were Messrs. Franklin M. Rinker, Miles H. Mason, III, M.D., Don F. Phillips, Jr., and Thomas J. Martin, none of whom were officers or employees of Gwinnett Community Bank during fiscal 2001 or any prior year, with the exception of Mr. Martin, who was Gwinnet Community Bank’s Chief Executive Officer and President. Mr. Martin was not present for discussion and voting on matters affecting his compensation.

Benefits Plans

     In 2000, Gwinnett Community Bank adopted a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code, covering substantially all employees subject to certain minimum age and service requirements. Contributions to the plan are made each payroll period and are approved annually by the Board of Directors of Gwinnett Community Bank. Gwinnett Community Bank matched each participant’s contributions up to three percent (3%) of the participant’s eligible compensation, which amounted to $37,500 and $22,000 in 2001 and 2000, respectively.

Director Compensation

     The directors do not currently receive compensation in the form of fees for services performed as directors and members of various committees.

Employment Agreements

     Community Financial has no employment agreements with any of its executive officers or employees.

Certain Relationships and Certain Transactions

     Gwinnett Community Bank, our subsidiary, has had banking transactions in the ordinary course of its business with its directors and officers, including companies in which they have a beneficial interest. Banking transactions that are extensions of credit are made on substantially the same terms as those prevailing at the time for comparable loans in comparable transactions with other customers. Such extensions of credit have not, and do not currently, involve more than the normal risk of collectibility or present other unfavorable features and comply with Gwinnett Community Bank’s lending policies and statutory lending limits.

     We do not intend to enter into any transactions in the future with or involving any of its officers or directors or any members of their immediate family on terms that would be less favorable than those that would be available from unaffiliated third parties in arm’s-length transactions.

     In 1999, Gwinnett Community Bank entered into a lease agreement with a partnership controlled by our Chairman of the Board for a temporary banking facility. The lease agreement extended to December 31, 2000, and reverted to a month-to-month lease in 2001, with monthly payments of $4,400. This lease terminated on July 31, 2001.

DESCRIPTION OF CAPITAL STOCK

Common Stock

     We are authorized by our Articles of Incorporation to issue 10,000,000 shares of common stock. As of the date hereof, we had 867,560 shares of common stock issued and outstanding. All of the outstanding shares of common stock are fully paid and non-assessable.

     All shares of our common stock are entitled to share equally in dividends from funds legally available therefore, when, as and if declared by the Board and upon liquidation or dissolution of Community Financial, whether voluntary or involuntary, to share equally in the assets of Community Financial available for distribution to shareholders.

     Each holder of common stock is entitled to one vote for each share on all matters submitted to the shareholders.

     There is no cumulative voting, redemption right, sinking fund provision, or right of conversion in existence with respect to our common stock. Our Articles of Incorporation do not provide for preemptive rights to acquire additional shares of common stock when issued.

Certain Articles of Incorporation Provisions

     Limitation of Liability

     Article Six of our Articles of Incorporation, subject to the exceptions listed below, eliminates the potential personal liability of a director for monetary damages to us and our shareholders for breach of any duty as a director. There is no elimination of liability for:

(1)	any appropriation, in violation of the director’s duties, of any business opportunity;

(2)	any act or omission involving intentional misconduct or a knowing violation of law;

(3)	liability as to any distribution made in violation of the Georgia Business Corporation Code under Section 14-2-832 (or any successor provisions or redesignation thereof) of the Georgia Business Corporation Code; and

(4)	any transaction from which the director received an improper personal benefit.

     Article Six does not eliminate our right or that of our shareholders to seek injunctive or other equitable relief not involving monetary damages.

     We adopted Article Six pursuant to the Georgia Business Corporation Code which allows Georgia corporations, with the approval of their shareholders, to include in their articles of incorporation a provision eliminating or limiting the liability of directors, except in the circumstances described above. We included Article Six in our Articles of Incorporation to encourage qualified individuals to serve and remain as our directors. While we have not experienced any problems in locating directors, we could experience difficulty in the future as our business activities increase and diversify. Article Six was also included to enhance our ability to secure liability insurance for our directors at a reasonable cost. We intend to obtain liability insurance covering actions taken by our directors in their capacities as directors. The Board believes that Article Six will enable us to secure such insurance on terms more favorable than if such a provision were not included in the Articles of Incorporation.

     Constituency Clause

     The Articles of Incorporation provide that in discharging the duties of their respective positions and in determining what is believed to be in the best interest of Community Financial, the Board, any committee of the Board and any individual director, in addition to considering the effects of any action on Community Financial or its shareholders, may, to the extent permitted by applicable Georgia law, in his or her sole discretion, consider the interests of the employees, customers, suppliers, and creditors of Community Financial and Gwinnett Community Bank, the communities in which officers or other establishments of Community Financial and Gwinnett Community Bank are located, and all other factors such director(s) may consider pertinent; provided, however, that this provision of our Articles of Incorporation solely grants discretionary authority to the directors, and no constituency shall be deemed to have been given any right to consideration thereby.

Certain Bylaw Provisions

     Removal and Election of Directors

     The Bylaws provide that directors may be removed with or without cause, at any annual or special meeting of the shareholders, by the affirmative vote of the holders of a majority of the shares entitled to vote at an election of directors. The Board and the shareholders shall both have the power to increase or decrease the authorized number of directors. Any vacancy occurring in the Board by death, resignation, retirement, disqualification, increase in the number of directors or otherwise may be filled by the first to take action of the shareholders or Board.

     Special Meeting

     The Bylaws provide that special meetings of shareholders may be called only by: (i) the President, Chairman of the Board, or Secretary; (ii) the President or Secretary when so directed by the Board; or (iii) the written request of the holders of at least twenty-five percent (25%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

     Notice of Meeting and Waiver

     The Bylaws provide that we shall give written notice (unless oral notice is reasonable) stating the date, time, and place of any shareholders’ meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. Any shareholder may waive notice of any meeting either before, at, or after the meeting, and a shareholder’s attendance at a meeting, whether in person or by proxy, shall constitute waiver of notice unless the shareholder attends the meeting solely to state such an objection. However, any waiver of the notice of a meeting required which would entitle the shareholder to dissent pursuant to the Official Code of Georgia (“O.C.G.A”) Section 14-2-1302 and obtain payment for his shares shall not be effective except upon compliance with the provisions of O.C.G.A. Section 14-2-706(c).

     Indemnification

     Consistent with the applicable provisions of the laws of Georgia, Article VIII of our Bylaws provide that we shall indemnify its directors and officers against expenses (including attorneys’ fees) and liabilities arising from actual or threatened actions, suits or proceedings, whether or not settled, to which they become subject by reason of having served in such role if such director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Community Financial and, with respect to a criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Advances against expenses may be made so long as the person seeking indemnification agrees to refund the advances if it is ultimately determined that he or she is not entitled to indemnification. A determination of whether indemnification of a director or officer is proper because he met the applicable standard of conduct shall be made: (1) by the Board; (2) in certain circumstances, by special legal counsel; or (3) by the affirmative vote of a majority of the shares entitled to vote.

     The preceding provisions of the Bylaws may be altered, amended, or repealed and new Bylaws adopted upon the majority vote of all the directors and any new Bylaws adopted may be altered, amended, or repealed and new Bylaws adopted by the shareholders by a majority vote of all shares having voting power.

SHARES ELIGIBLE FOR FUTURE SALE

     After the close of this offering, we will have up to 1,534,227 shares of common stock outstanding. This includes approximately 1,234,667 shares that may be immediately resold after the offering in the public market without restriction. The remaining 299,500 shares of our outstanding common stock will become available for resale in the public market at future dates after the close of this offering subject to the resale limitations under the federal securities laws.

     Rule 144 under the Securities Act of 1933 places volume and other limitations on the resale of restricted shares and shares held by our affiliates. Restricted shares, for Rule 144 purposes are shares that have been acquired within the last two years under an exemption from registration under federal securities law. An affiliate is a person who directly, or indirectly controls, is controlled by, or is under common control with, Community Financial. Affiliates of a company generally include its directors, executives, officers and principal shareholders.

     In general, under Rule 144 holders of restricted shares who have held their shares for at least one year are entitled to sell within any three-month period a number of shares that does not exceed the greater of one of the following amounts:

(1)	1% of the outstanding shares of common stock; or

(2)	the average weekly trading volume during the four calendar weeks preceding his or her sale.

     Sales under Rule 144 are also subject to requirements relating to the availability of current public information, the manner of the sale, and the filing of notice of the sale with the Securities and Exchange Commission. Currently, we do not satisfy the current public information requirements of Rule 144, although it could begin to do so in the future. The manner of sale requirements of Rule 144 require the participation of a broker and an unsolicited buyer. Currently, we are not aware of any broker who makes a market in our common stock.

     Affiliates will no longer be subject to the volume restrictions and other limitations under Rule 144 beginning 90 days after their status as an affiliate terminates, if they have held their shares for two years. A nonaffiliate who has held restricted shares for two years is not subject to the volume and other limitations under Rule 144.

     Prior to the offering, there has not been an established public market for the common stock, and we cannot predict the effect, if any, that the sale of shares or the availability of shares for sale will have on the prevailing market price from time to time on any market which might develop in the future. Nevertheless, sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices and our ability to raise equity capital in the future.

     Certain of our directors and executive officers hold currently warrants to purchase up to 212,500 shares of common stock, 141,667 of which can be acquired immediately and the balance of which can be acquired beginning October 18, 2002.

SUPERVISION AND REGULATION

     Community Financial and its bank subsidiary are extensively regulated under federal and state laws and regulations. These laws and regulations generally are intended to protect depositors, not shareholders. The following is a summary description of certain provisions of selected laws and regulations which affect bank holding companies and banks. To the extent that the following summary describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws or regulations may have a material effect on our business and prospects of Community Financial and its bank subsidiary.

     Beginning with the enactment of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”) and following with the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), numerous additional regulatory requirements have been placed on the banking industry in the past ten years, and additional changes have been proposed. The banking industry has also changed significantly as a result of the passage of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the “Interstate Banking Act”) and the Financial Services Modernization Act of 1999. Our operations may be affected by legislative changes and new policies of various regulatory authorities. We cannot predict the nature or the extent of the effect on its business and earnings that fiscal or monetary policies, economic conditions, or new federal or state legislation may have in the future.

Community Financial

     Community Financial is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the “BHCA”). Under the BHCA, we are subject to periodic examination by the Federal Reserve and is required to file periodic reports of its operations and such additional information as the Federal Reserve may require.

     Investments, Control and Activities. With certain limited exceptions, the BHCA requires every bank holding company to obtain prior approval of the Federal Reserve:

•	to acquire the ownership or control of more than 5% of any class of voting stock of any bank not already controlled by it;

•	for it or any subsidiary (other than a bank) to acquire all or substantially all of the assets of a bank; and

•	to merge or consolidate with any other bank holding company.

     In addition, and subject to certain exceptions, the BHCA and the Change in Bank Control Act, together with regulations thereunder, require Federal Reserve approval (or, depending on the circumstances, no notice of disapproval) prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is presumed to exist, subject to rebuttal, if a person acquires 10% or more but less than 25% of any class of voting securities and either the bank holding company has registered securities under Section 12 of the Exchange Act or no other person will own a greater percentage of that class of voting securities immediately after the transaction. Applicable regulations provide a procedure for challenge of the rebuttable control presumption.

     The BHCA further provides that the Federal Reserve may not approve any transaction that would result in a monopoly, or the effect of which may be substantially to lessen competition in any section of the country, or that in any other manner would be in restraint of trade, unless the transaction’s anticompetitive effects are clearly outweighed by the public interest. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served.

     Under the Federal Reserve Act, subsidiary banks of a bank holding company are subject to certain restrictions on extensions of credit to the bank holding company or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit our ability to obtain funds from Gwinnett Community Bank for its cash needs, including funds for the payment of dividends, interest and operating expenses. Further, federal law prohibits a bank holding company and its subsidiaries from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property, or the furnishing of services.

     Financial Services Modernization Act. Until passage of the Financial Services Modernization Act of 1999, a bank holding company’s activities generally were limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries or engaging in any other activity that the Federal Reserve determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Activities determined by the Federal Reserve to fall under this category include:

•	making or servicing loans and certain leases;

•	providing certain data processing services;

•	acting as a fiduciary or investment or financial advisor,

•	providing discount brokerage services;

•	underwriting bank eligible securities; and

•	making investments designed to promote community welfare.

On November 12, 1999, the President signed into law the Gramm-Leach-Bliley Act of 1999, known as the Financial Services Modernization Act of 1999, which repealed many of the restrictions on the activities of banks and bank holding companies. The law established two new structures – “financial holding companies” and “financial subsidiaries” – that enable qualifying bank holding companies and banks to provide an expanded array of financial services that formerly could be performed only by insurance companies and securities firms. The law also permits bank affiliations with insurance and securities firms. We do not have any current plans to enter into these expanded financial activities.

     Source of Strength; Cross-Guarantee. Under Federal Reserve policy, a bank holding company is expected to act as a source of financial strength to its bank subsidiaries and to commit resources to support these subsidiaries. This support may be required at times when, absent such policy, the bank holding company might not otherwise provide such support. Under this policy, a bank holding company may be required to loan money to its subsidiary banks in the form of capital notes or other instruments that qualify for capital under regulatory rules. Under the BHCA, the Federal Reserve also may require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the Federal Reserve’s determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company.

     Federal bank regulatory agencies have additional discretion to require a bank holding company to divest itself of any bank or non-bank subsidiary if the agency determines that divestiture may aid the depository institution’s financial condition. Gwinnett Community Bank may be required to indemnify, or cross-guarantee, the FDIC against losses it incurs with respect to any other bank controlled by Community Financial, which in effect makes Community Financial’s equity investments in healthy bank subsidiaries available to the FDIC to assist any failing or failed bank subsidiary of Community Financial.

     State Regulation. Activities of Community Financial are subject to certain provisions of The Financial Institutions Code of Georgia and regulations issued pursuant to such code. These provisions are administered by the DBF, which has concurrent jurisdiction with the Federal Reserve over the activities of Community Financial. The laws and regulations administered by the DBF are generally consistent with, or supplemental to, the federal laws and regulations discussed herein.

Gwinnett Community Bank

     As a banking corporation organized under the laws of the State of Georgia, Gwinnett Community Bank is subject to supervision and examination by the DBF and the FDIC. Deposits in Gwinnett Community Bank are insured by the FDIC up to a maximum amount (generally $100,000 per depositor, subject to aggregation rules). The DBF and the FDIC regulate or monitor all areas of Gwinnett Community Bank’s commercial banking operations, including security devices and procedures, adequacy of capitalization and loan loss reserves, loans, investments, borrowings, deposits, mergers, consolidations, reorganizations, issuance of securities, payment of dividends, interest rates, establishment of branches, and other aspects of its operations. These agencies require Gwinnett Community Bank to maintain certain capital ratios and impose limitations on Gwinnett Community Bank’s aggregate investment in real estate, bank premises and furniture and fixtures. Gwinnett Community Bank is currently required by the FDIC to prepare quarterly reports on Gwinnett Community Bank’s financial condition and to conduct an annual audit of its financial affairs in compliance with minimum standards and procedures prescribed by the FDIC.

     Under FDICIA, all insured depository institutions must undergo periodic on-site examination by the appropriate federal banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. All insured institutions are required to submit annual reports to the FDIC and the appropriate federal agency (or state supervisor when applicable). FDICIA also directs the FDIC to develop with other appropriate agencies a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or other report of any insured depository institution.

     FDICIA also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to: (i) internal controls, information systems and audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; and (v) asset quality.

     Community Reinvestment Act. The Community Reinvestment Act (the “CRA”) requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the FDIC, and any other federal banking agency, shall evaluate the record of the financial institution in meeting the credit needs of its local community, including low and moderate income neighborhoods. A financial institution’s CRA record is considered in evaluating applications to the agencies for mergers, acquisitions, and new branch facilities. Failure to comply with the CRA could submit a financial institution to additional requirements and limitations. Gwinnett Community Bank was examined for CRA compliance in December, 2001, and received a CRA rating of “Satisfactory.”

     Other Rules and Regulations. Interest and certain other charges collected or contracted for by Gwinnett Community Bank are subject to Georgia usury laws; in general, charges, interest and fees cannot exceed the 5% per month limit established by the criminal provisions of Georgia usury law.

     Gwinnett Community Bank’s loan operations are also subject to certain federal laws such as the:

•	Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers;

•	Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its CRA obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies; and

•	Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies, and the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

     The deposit operations of Gwinnett Community Bank also are subject to the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, and the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which governs automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

     Gwinnett Community Bank’s commercial transactions are also subject to the provisions of Georgia law governing such transactions. These laws include the Uniform Commercial Code and other provisions of the Georgia Code Annotated.

Deposit Insurance

     The deposits of Gwinnett Community Bank are currently insured to a maximum of $100,000 per depositor, subject to aggregation rules. The FDIC establishes rates for the payment of premiums by federally insured banks and thrifts for deposit insurance. Since 1993, insured depository institutions like Gwinnett Community Bank have paid for deposit insurance under a risk-based premium system. Insurance of deposits may be terminated by the FDIC upon a finding that the financial institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

     Based on Gwinnett Community Bank’s risk classification, Gwinnett Community Bank was not required to pay an assessment for deposit insurance in 2001, nor will it be required to pay a deposit insurance assessment in 2002. Gwinnett Community Bank was required to pay the Bank Insurance Fund Financial Corporation (“FICO”) assessment in 2001, and will also pay this assessment in 2002. For the second quarter of 2002, the FICO assessment rate was 1.82 cents per $100 of assessable Bank deposits.

Dividends

     Community Financial is a legal entity separate and distinct from Gwinnett Community Bank. The principal source of cash flow for Community Financial is dividends from Gwinnett Community Bank. The amount of dividends that may be paid by Gwinnett Community Bank to Community Financial depends on Gwinnett Community Bank’s earnings and capital position and is limited by various federal and state statutory and regulatory limitations. The Federal Reserve has stated that bank holding companies should refrain from or limit dividend increases or reduce or eliminate dividends under circumstances in which the bank holding company fails to meet minimum capital requirements or in which its earnings are impaired. In addition, Community Financial has committed to the Federal Reserve Bank of Atlanta that, until Gwinnett Community Bank has operated for five years, i.e., until October 2004, we will not pay dividends to our shareholders without the prior approval of the Federal Reserve Bank of Atlanta.

     As a Georgia banking corporation, Gwinnett Community Bank may pay cash dividends on its outstanding capital stock out of its earnings without any requirement to notify the DBF or request the approval of the DBF under the following conditions:

•	Total classified assets at the most recent examination of Gwinnett Community Bank, the conclusions of which have been presented to the Board do not exceed 80% of Tier 1 Capital plus the Allowance for Loan Losses as reflected at such examination;

•	The aggregate amount of dividends declared or anticipated to be declared in the calendar year does not exceed 50% of the net profits, after taxes but before dividends, for the previous calendar year;

•	The ratio of Tier 1 Capital to Adjusted Total Assets (the “Tier 1 Leverage Ratio”) shall not be less than 6%.

     Any dividend to be declared by Gwinnett Community Bank at a time when each of the foregoing conditions does not exist must be approved, in writing, by the DBF prior to the payment thereof. Under FDICIA, Gwinnett Community Bank may not pay a dividend if, after paying the dividend, Gwinnett Community Bank would be undercapitalized. See “Capital Adequacy” below.

     Furthermore, among the conditions to the DBF’s approval of Gwinnett Community Bank’s Articles of Incorporation, the DBF required Gwinnett Community Bank’s Board of Directors to adopt resolutions committing: (i) that Gwinnett Community Bank will not pay dividends until Gwinnett Community Bank has recovered Bank start-up losses and Gwinnett Community Bank is making a cumulative profit, and (ii) that Gwinnett Community Bank will maintain a Tier 1 Leverage Ratio of not less than 8% during Gwinnett Community Bank’s first three years of operation, i.e., through October 2002.

     To date, Gwinnett Community Bank has paid no dividends. Gwinnett Community Bank expects to have recovered its start-up losses and to make a cumulative profit as of the end of April 2002. As of March 31, 2002, Gwinnett Community Bank’s Tier 1 Leverage Ratio was 6.53%. Through October 2002, if this ratio is less than 8%, Gwinnett Community Bank must obtain the prior written approval of the DBF to pay any dividends. However, Gwinnett Community Bank has no current plans to pay dividends to Community Financial.

     In addition to the availability of funds from Gwinnett Community Bank, the future dividend policy of Community Financial is subject to the discretion of the Board and will depend upon a number of factors, including future earnings, financial condition, cash needs and general business conditions. If we should declare dividends in the future, the amount of such dividends cannot be estimated at this time and we cannot know whether such dividends would continue for future periods.

Capital Adequacy

     Federal bank regulatory authorities have adopted risk-based capital guidelines for banks and bank holding companies that are designed to:

•	make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies;

•	account for off-balance sheet exposure; and

•	minimize disincentives for holding liquid assets.

     The resulting capital ratios represent qualifying capital as a percentage of total risk-weighted assets and off-balance sheet items. The guidelines are minimums, and the federal regulators have noted that banks and bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios well in excess of the minimums.

     The current guidelines require all bank holding companies and federally regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital. The degree of regulatory scrutiny of a financial institution will increase, and the permissible activities of the institution will decrease as it moves downward through the capital categories. Bank holding companies controlling financial institutions can be called upon to boost the institution’s capital and to partially guarantee the institution’s performance under their capital restoration plans. Tier 1 capital includes shareholders’ equity, qualifying perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, but excludes goodwill and most other intangible assets and excludes the allowance for loan and lease losses. Tier 2 capital includes the excess of any preferred stock not included in Tier 1 capital, mandatory convertible securities, hybrid capital instruments, subordinated debt and intermediate-term preferred stock and general reserves for loan and lease losses up to 1.25% of risk-weighted assets.

     Under the guidelines, banks’ and bank holding companies’ assets are given risk-weights of 0%, 20%, 50% and 100%. In addition, certain off-balance sheet items are given credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. These computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property and, under certain circumstances, residential construction loans, both of which carry a 50% rating. Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% rating, and direct obligations of or obligations guaranteed by the United States Treasury or United States Government agencies, which have a 0% rating.

     Failure to meet federal capital guidelines could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and to certain restrictions on its business.

     The Federal Reserve also has implemented a leverage ratio, which is Tier 1 capital as a percentage of average total assets less intangible assets, to be used as a supplement to the risk-based guidelines. The principal objective of the leverage ratio is to place a constraint on the maximum degree to which a bank holding company may leverage its equity capital base. The Federal Reserve has established a minimum 3% leverage ratio of Tier 1 capital to total assets for the most highly rated bank holding companies and insured banks. All other bank holding companies and insured banks will be required to maintain a leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points. The tangible Tier 1 Leverage Ratio is the ratio of a banking organization’s Tier 1 capital, less all intangibles, to total assets, less all intangibles.

     FDICIA established a capital-based regulatory plan designed to promote early intervention for troubled banks and requires the FDIC to choose the least expensive resolution of bank failures. The capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. To qualify as a well capitalized institution, a bank must have a leverage ratio of no less than 5%, a Tier 1 risk-based ratio of no less than 6%, and a total risk-based capital ratio of no less than 10%. The bank must also not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level.

     Under FDICIA, regulators must take prompt corrective action against depository institutions that do not meet minimum capital requirements. FDICIA and the related regulations establish five capital categories as shown in the following table:

	Total Risk-	Tier 1 Risk-	Tier 1
Classification	Based Capital	Based Capital	Leverage Ratio

Well Capitalized (1)	10%	6%	5%
Adequately Capitalized (1)	8%	4%	4	%(2)
Undercapitalized (3)	<8%	<4%	<4%
Significantly Undercapitalized (3)	<6%	<3%	<3%
Critically Undercapitalized (3)	—	—	<2%

(1)	An institution must meet all three minimums.

(2)	3% for composite 1-rated institutions, subject to appropriate federal banking agency guidelines.

(3)	An institution is classified as undercapitalized if it is below the specified capital level for any of the three capital measures.

     A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives a less than satisfactory examination rating in any one of four categories. As a depository institution moves downward through the capitalization categories, the degree of regulatory scrutiny will increase and the permitted activities of the institution will decrease. Action may be taken by a depository institution’s primary federal regulator against an institution that falls into one of the three undercapitalized categories, including the requirement of filing a capital plan with the institution’s primary federal regulator, prohibition on the payment of dividends and management fees, restrictions on executive compensation, and increased supervisory monitoring. Other restrictions may be imposed on the institution either by its primary federal regulator or by the FDIC, including requirements to raise additional capital, sell assets, or sell the institution.

The following table presents the FDICIA capital requirements and Gwinnett Community Bank's (i) audited capital ratios as of December 31, 2001; (ii) unaudited capital ratios as of March 31, 2002, and (iii) pro forma capital ratios as of March 31, 2002 giving effect to the infusion of $2.2 million in capital from proceeds of the $2.5 million loan described below:

	Total Risk-	Tier 1 Risk-	Tier 1
Classification	Based Capital	Based Capital	Leverage Ratio

Well Capitalized	10%	6%	5%
Adequately Capitalized	8%	4%	4%
December 31, 2001	8.5%	7.5%	6.9%
March 31, 2002	8.4%	7.4%	6.5%
March 31, 2002 (Pro Forma)	10.2%	9.2%	8.1%

     In addition to the federal regulatory capital requirements applicable to Gwinnett Community Bank, and another condition to its approval of Gwinnett Community Bank’s Articles of Incorporation, the DBF required Gwinnett Community Bank’s Board of Directors to commit to maintain Gwinnett Community Bank’s Tier 1 Leverage Ratio at not less than 8% during Gwinnett Community Bank’s first three years of operation commencing upon the effective date of the Permit to begin Business (the “Permit”) issued by the DBF.

     The DBF issued Gwinnett Community Bank’s Permit effective October 18, 1999. Gwinnett Community Bank maintained its Tier 1 Leverage Ratio at or above 8% until September 30, 2001; however, at December 31, 2001, its Tier 1 Leverage Ratio was 6.9% and at March 31, 2002, its Tier 1 Leverage Ratio was 6.53%.

     On June 28, 2002, Community Financial borrowed $2.5 million in order to return the Tier 1 Leverage Ratio of Gwinnett Community Bank to the 8% level required by the DBF until October 18, 2002. Community Financial has contributed $2.2 million of the loan proceeds to Gwinnett Community Bank to bring Gwinnett Community Bank’s Tier 1 Leverage Ratio up to the 8% required by the DBF. Community Financial has retained $300,000 of the loan proceeds for general corporate purposes, which may include additional contributions to Gwinnett Community Bank’s capital, as needed, to maintain compliance with the DBF’s Tier 1 Leverage Ratio requirement. As of June 30, 2002, Gwinnett Community Bank’s Tier 1 Leverage Ratio was 8.09%, and therefore complied with the DBF’s 8% requirement.

     United Community Bank, Blairsville, Georgia, a third party not affiliated with Community Financial or Gwinnett Community Bank, granted us the $2.5 million loan. The loan is a revolving line of credit for which Community Financial pledged 100% of the outstanding shares of Gwinnett Community Bank as collateral. The rate of interest for the loan is Prime minus 50 basis points, which was 4.25% as of May 20, 2002. Repayment terms include interest-only payments for the first two years of the loan, and level annual principal payments of $250,000 plus accrued interest for 10 years thereafter. The loan has no prepayment penalty.

     In connection with the Federal Reserve Bank of Atlanta’s approval of Community Financial’s request to incur the $2.5 million debt, we committed that: (i) Community Financial’s Board of Directors will purchase at least $1.0 million of this offering; (ii) if sufficient funds are raised in this offering, we will repay the $2.5 million debt within 30 days of the expiration of the offering; (iii) if sufficient funds are not raised in this offering to repay the debt in full, and if Gwinnett Community Bank is unable to pay dividends sufficient to support Community Financial’s service of the debt, Community Financial’s Board of Directors will personally service the debt; and (iv) until Gwinnett Community Bank has operated for five years, i.e., until October 2004, Community Financial will not pay dividends to its shareholders without the prior approval of the Federal Reserve Bank of Atlanta.

Interstate Banking and Branching Restrictions

     Pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the “Riegle-Neal Act”), effective September 29, 1995, an adequately capitalized and adequately managed bank holding company may acquire a bank across state lines, without regard to whether such acquisition is permissible under state law. A bank holding company is considered to be “adequately capitalized” if it meets all applicable federal regulatory capital standards.

     While the Riegle-Neal Act precludes a state from entirely insulating its banks from acquisition by an out-of-state holding company, a state may still provide that a bank may not be acquired by an out-of-state company unless the bank has been in existence for a specified number of years, not to exceed five years. Additionally, the Federal Reserve may not approve an interstate acquisition which would result in the acquirer’s controlling more than 10% of the total amount of deposits of insured depository institutions in the United States with 30% or more of the deposits in the home state of the target bank. A state may waive the 30% limit based on criteria that does not discriminate against out-of-state institutions. The limitations do not apply to the initial entry into a state by a bank holding company unless the state has a deposit concentration cap that applies on a nondiscriminatory basis to in-state or out-of-state bank holding companies making an initial acquisition.

     The Riegle-Neal Act also provides that, beginning on June 1, 1997, banks with different home states may merge, unless a particular state opts out of the statute. Consistent with the Riegle-Neal Act, Georgia adopted legislation in 1996 which has permitted interstate bank mergers since June 1, 1997.

     In addition, beginning June 1, 1997, the Riegle-Neal Act has permitted national and state banks to establish de novo branches in another state if there is a law in that state which applies equally to all banks and expressly permits all out-of-state banks to establish de novo branches. However, in 1996, Georgia adopted legislation which opts out of this provision. The Georgia legislation provides that, with the prior approval of the DBF, after July 1, 1996, a bank may establish three new or additional de novo branch banks anywhere in Georgia and, beginning July 1, 1998, a bank may establish new or additional branch banks anywhere in the state with prior regulatory approval.

Restrictions on Transactions with Affiliates

     We are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

•	loans or extensions of credit to affiliates;

•	investment in affiliates;

•	the purchase of assets from affiliates, except for real and personal property exempted by the Federal Reserve;

•	loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

•	any guarantee, acceptance or letter of credit issued on behalf of an affiliate.

     The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates combined, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. We must also comply with other provisions designed to avoid the taking of low-quality assets.

     We are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

     Gwinnett Community Bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Privacy

     Financial institutions are required by federal law to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers.

Anti-Terrorism Legislation

     In the wake of the tragic events of September 11th, on October 26, 2001, the President signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001. Under the USA PATRIOT Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and “know your customer” standards in their dealings with foreign financial institutions and foreign customers. For example, the enhanced due diligence policies, procedures, and controls generally require financial institutions to take reasonable steps:

•	to conduct enhanced scrutiny of account relationships to guard against money laundering and report any suspicious transaction;

•	to ascertain the identity of the nominal and beneficial owners of, and the source of funds deposited into, each account as needed to guard against money laundering and report any suspicious transactions;

•	to ascertain for any foreign bank, the shares of which are not publicly traded, the identity of the owners of the foreign bank, and the nature and extent of the ownership interest of each such owner; and

•	to ascertain whether any foreign bank provides correspondent accounts to other foreign banks and, if so, the identity of those foreign banks and related due diligence information.

     Under the USA PATRIOT Act, financial institutions have 180 days from enactment (or until April 24, 2002) to establish anti-money laundering programs. The USA PATRIOT Act sets forth minimum standards for these programs, including:

•	the development of internal policies, procedures, and controls;

•	the designation of a compliance officer;

•	an ongoing employee training program; and

•	an independent audit function to test the programs.

     Before the 180-day grace period expires, the Secretary of the Treasury will prescribe regulations that consider the extent to which these new requirements are commensurate with the size, location, and activities of financial institutions subject to the Act.

     In addition, the USA PATRIOT Act authorizes the Secretary of the Treasury to adopt rules increasing the cooperation and information sharing between financial institutions, regulators, and law enforcement authorities regarding individuals, entities and organizations engaged in, or reasonably suspected based on credible evidence of engaging in, terrorist acts or money laundering activities. Any financial institution complying with these rules will not be deemed to have violated the privacy provisions of the Gramm-Leach-Bliley Act, as discussed above.

Proposed Legislation and Regulatory Action

     New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of the nation’s financial institutions operating in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Effect of Governmental Monetary Polices

     Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Bank’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

LEGAL MATTERS

     Morris, Manning & Martin, LLP, Atlanta, Georgia, will pass upon the validity of the shares of common stock offered by this prospectus for Community Financial.

EXPERTS

     Porter Keadle Moore, LLP, independent certified public accountants, has audited Gwinnett Community Bank’s financial statements during the three periods ended December 31, 2001. These financial statements are included in this prospectus in reliance on Porter Keadle Moore, LLP’s authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT THE COMPANY

     We have filed with the Securities and Exchange Commission the Registration Statement under the Securities Act, with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the Registration Statement. For additional information about Community Financial and the common stock, reference is made to the Registration Statement and the exhibits to it. Copies of the Registration Statement may be obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, Room 1024, 450 Fifth Street, NW, Judiciary Plaza, Washington, DC 20549 or by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a Website (http://www.sec.gov) that contains registration statements, reports, proxy and information statements and other information regarding registrants, such as Community Financial, that file electronically with the Securities and Exchange Commission.

INDEX TO FINANCIAL STATEMENTS

COMMUNITY FINANCIAL HOLDING COMPANY, INC.*
And its Subsidiary
GWINNETT COMMUNITY BANK

Gwinnett Community Bank
Report of Independent Certified Public Accountants	F-2
Balance Sheets as of December 31, 2001 and 2000	F-3
Statements of Operations for the years ended December 31, 2001, 2000 and for the Period from Inception (January 15, 1999) to December 31, 1999	F-4
Statements of Comprehensive Income for the years ended December 31, 2001, 2000 and for the Period from Inception (January 15, 1999) to December 31, 1999	F-5
Statements of Changes in Stockholders’ Equity for the years ended December 31, 2001, 2000 and for the Period from Inception (January 15, 1999) to December 31, 1999	F-6
Statements of Cash Flows for the years ended December 31, 2001, 2000 and for the Period from Inception (January 15, 1999) to December 31, 1999	F-7
Notes to Financial Statements	F-8
Community Financial Holding Company, Inc.
Consolidated Balance Sheet (unaudited) as of March 31, 2002	F-19
Consolidated Statements of Earnings (unaudited) for the Three Months ended March 31, 2002 and 2001	F-20
Consolidated Statements of Comprehensive Income (unaudited) for the Three Months ended March 31, 2002 and 2001	F-21
Consolidated Statements of Cash Flows (unaudited) for the Three Months ended March 31, 2002 and 2001	F-22
Notes to Consolidated Financial Statements (unaudited)	F-23

*	Community Financial Holding Company, Inc. was formed in March 2002, in connection with the corporate reorganization of Gwinnett Community Bank into a one-bank holding company. All financial statements and financial data prior to March 28, 2002, are for Gwinnett Community Bank. Subsequent to March 28, 2002, all financial statements and financial data of Community Financial Holding Company, Inc. and Gwinnett Community Bank are consolidated.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
Gwinnett Community Bank

We have audited the accompanying balance sheets of Gwinnett Community Bank as of December 31, 2001 and 2000, and the related statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2001 and 2000 and for the period from inception (January 14, 1999) to December 31, 1999. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gwinnett Community Bank as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the two years ended December 31, 2001 and 2000 and for the period from inception (January 15, 1999) to December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

                                                               /s/ Porter Keadle Moore, LLP

Atlanta, Georgia
February 15, 2002, except for note 14 as to which
the date is February 21, 2002

GWINNETT COMMUNITY BANK

Balance Sheets

December 31, 2001 and 2000

Assets

	2001	2000

Cash and due from banks, including cash reserve requirements of $367,000 and $170,000, respectively	$2,849,167	876,219
Federal funds sold	525,056	7,010,000

Cash and cash equivalents	3,374,223	7,886,219
Interest bearing deposits in other banks	199,000	2,099,000
Investment securities available for sale	17,458,225	18,561,101
Other investments	100,034	100,034
Loans, net	95,631,171	32,084,638
Premises and equipment, net	5,860,953	2,131,204
Accrued interest receivable and other assets	1,216,660	592,961

	$123,840,266	63,455,157

Liabilities and Stockholders’ Equity

Deposits:
Demand	$10,962,146	6,743,686
Interest-bearing demand	26,608,266	10,692,320
Savings	822,848	311,543
Time	75,677,889	37,772,852

Total deposits	114,071,149	55,520,401
Federal funds purchased	1,149,000	—
Accrued interest payable and other liabilities	271,469	217,149

Total liabilities	115,491,618	55,737,550

Commitments
Stockholders’ equity:
Common stock, $5 par value; authorized 10,000,000 shares; 867,560 issued and outstanding	4,337,800	4,337,800
Additional paid-in capital	4,318,089	4,318,089
Accumulated deficit	(406,832)	(1,028,565)
Accumulated other comprehensive income	99,591	90,283

Total stockholders’ equity	8,348,648	7,717,607

	$123,840,266	63,455,157

See accompanying notes to financial statements.

GWINNETT COMMUNITY BANK

Statements of Operations

For the Years Ended December 31, 2001 and 2000
and for the Period from Inception (January 15, 1999) to December 31, 1999

	2001	2000	1999

Interest income:
Interest and fees on loans	$5,845,200	1,901,363	30,101
Interest on federal funds sold	270,855	442,032	98,031
Interest on U.S. Treasuries and Government agencies securities	1,358,309	795,936	27,626
Interest on deposits with other banks	55,517	49,561	—
Interest and dividends on other investments	30,254	4,139	—

Total interest and dividend income	7,560,135	3,193,031	155,758

Interest expense:
Interest-bearing demand	642,071	397,961	9,380
Savings	13,214	5,596	196
Time	3,385,398	1,230,897	21,542
Other	403	—	5,357

Total interest expense	4,041,086	1,634,454	36,475

Net interest income	3,519,049	1,558,577	119,283
Provision for loan losses	791,862	432,804	56,640

Net interest income after provision for loan losses	2,727,187	1,125,773	62,643

Other income
Service charges on deposit accounts	251,322	73,853	1,897
Mortgage origination	150,522	44,435	4,418
Other	33,024	12,999	752

Total other income	434,868	131,287	7,067

Other expenses:
Salaries and employee benefits	1,737,747	997,327	286,837
Occupancy and equipment	275,154	227,495	100,381
Other	818,817	549,901	193,394

Total other expenses	2,831,718	1,774,723	580,612

Net earnings (loss) before income taxes	330,337	(517,663)	(510,902)
Income tax benefit	291,396	—	—

Net earnings (loss)	$621,733	(517,663)	(510,902)

Net earnings (loss) per common share, basic and diluted	$0.72	(0.60)	(0.59)

See accompanying notes to financial statements.

GWINNETT COMMUNITY BANK

Statements of Comprehensive Income

For the Years Ended December 31, 2001 and 2000
and for the Period from Inception (January 15, 1999) to December 31, 1999

	2001	2000	1999

Net earnings (loss)	$621,733	(517,663)	(510,902)
Other comprehensive income, net of tax:
Unrealized gains (losses) on securities available for sale:
Holding gains (losses) arising during period, net of tax of $4,795, $46,018 and $491	9,308	(89,330)	(953)

Comprehensive earnings (loss)	$631,041	(428,333)	(509,949)

See accompanying notes to financial statements.

GWINNETT COMMUNITY BANK

Statements of Changes in Stockholders’ Equity

For the Years Ended December 31, 2001 and 2000
and for the Period from Inception (January 15, 1999) to December 31, 1999

				Accumulated
		Additional		Other
	Common	Paid-in	Accumulated	Comprehensive
	Stock	Capital	Deficit	Income	Total

Sale of common stock, net of certain issuance costs of $19,711	$4,337,800	4,318,089	—	—	8,655,889
Unrealized gains on securities available for sale, net of tax	—	—	—	953	953
Net loss	—	—	(510,902)	—	(510,902)

Balance, December 31, 1999	4,337,800	4,318,089	(510,902)	953	8,145,940
Unrealized gains on securities available for sale, net of tax	—	—	—	89,330	89,330
Net loss	—	—	(517,663)	—	(517,663)

Balance, December 31, 2000	4,337,800	4,318,089	(1,028,565)	90,283	7,717,607
Unrealized gains on securities available for sale, net of tax	—	—	—	9,308	9,308
Net earnings	—	—	621,733	—	621,733

Balance, December 31, 2001	$4,337,800	4,318,089	(406,832)	99,591	8,348,648

See accompanying notes to financial statements.

GWINNETT COMMUNITY BANK

Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000
and for the Period from Inception (January 15, 1999) to December 31, 1999

	2001	2000	1999

Cash flows from operating activities:
Net earnings (loss)	$621,733	(517,663)	(510,902)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation, amortization and accretion	138,649	80,004	20,875
Deferred income tax benefit	(433,200)	—	—
Provision for loan losses	791,862	432,804	56,640
Change in:
Accrued interest receivable and other assets	(165,070)	(448,280)	(144,681)
Accrued interest payable and other liabilities	16,674	200,183	16,745

Net cash used by operating activities	970,648	(252,952)	(561,593)

Cash flows from investing activities:
Net change in deposits with other banks	1,900,000	(2,099,000)	—
Purchases of investment securities	(18,459,565)	(18,075,675)	(3,973,700)
Proceeds from calls, paydowns and maturities of investment securities	19,590,614	3,623,967	—
Purchases of other investments	—	—	(100,034)
Net change in loans	(64,338,395)	(28,770,389)	(3,803,693)
Purchases of premises and equipment	(3,875,046)	(1,885,438)	(391,564)

Net cash used by investing activities	(65,182,392)	(47,206,535)	(8,268,991)

Cash flows from financing activities:
Advances from organizers	—	—	160,000
Repayment of organizer advances	—	—	(160,000)
Proceeds from note payable	—	—	250,000
Repayment of note payable	—	—	(250,000)
Net change in federal funds purchased	1,149,000	—	—
Net change in deposits	58,550,748	46,731,915	8,788,486
Proceeds from issuance of common stock, net of offering costs	—	—	8,655,889

Net cash provided by financing activities	59,699,748	46,731,915	17,444,375

Net change in cash and cash equivalents	(4,511,996)	(727,572)	8,613,791
Cash and cash equivalents at beginning of period	7,886,219	8,613,791	—

Cash and cash equivalents at end of period	$3,374,223	7,886,219	8,613,791

Supplemental disclosures of cash flow information and noncash investing activities:
Cash paid for interest	$3,999,164	1,529,759	30,803
Change in unrealized loss on securities available for sale, net of tax	$9,308	(89,330)	(953)

See accompanying notes to financial statements.

GWINNETT COMMUNITY BANK

Notes to Financial Statements

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations
On January 14, 1999, a joint application to organize a bank and obtain deposit insurance was filed with the Georgia Department of Banking and Finance (“DBF”) and the Federal Deposit Insurance Corporation (“FDIC”). Approvals were received from the DBF and the FDIC by October 18, 1999. Transactions of the organizational entity from inception (January 14, 1999) to the date the Bank opened to the public (October 18, 1999) are reflected in the accompanying financial statements and relate primarily to expenditures for incorporating and organizing the Bank, including raising capital and securing banking facilities. Operations during the organizational stage were funded by a combination of organizer advances, as well as a note and line of credit borrowings from a bank. All bank borrowings during the organizational stage and organizers advances were repaid with proceeds from the sale of the Bank’s common stock.

Gwinnett Community Bank (the “Bank”) is a community oriented commercial bank with emphasis on retail banking and offers such customary banking services as consumer and commercial checking accounts, savings accounts, certificates of deposit, commercial and consumer loans, money transfers and a variety of other banking services. The Bank has one banking office in Duluth (Gwinnett County), Georgia, and conducts its banking activities primarily in Gwinnett and surrounding counties.

Basis of Presentation
The accounting principles followed by the Bank and the methods of applying these principles conform with generally accepted accounting principles (“GAAP”) and with general practices within the banking industry. In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, the valuation of real estate acquired in connection with or in lieu of foreclosure on loans, and valuation allowances associated with deferred tax assets, the recognition of which are based on future taxable income.

Investment Securities
The Bank classifies its securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities for which the Bank has the ability and intent to hold the security until maturity. All other securities not included in trading or held to maturity are classified as available for sale. At December 31, 2001 and 2000, all securities were classified as available for sale.

Available for sale securities are recorded at fair value. Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of stockholders’ equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized holding gains or losses associated with transfers of securities from held to maturity to available for sale are recorded as a separate component of stockholders’ equity. The unrealized holding gains or losses included in the separate component of stockholders’ equity for securities transferred from available for sale to held to maturity are maintained and amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security.

A decline in the market value of any available for sale or held to maturity investment below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

GWINNETT COMMUNITY BANK

Notes to Financial Statements, continued

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
Investment Securities, continued
Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available for sale and held to maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Other Investments
Other investments include equity securities of Community Financial Services, Inc. (The Bankers Bank), which has no readily determined fair value. These investments are carried at cost.

Loans, Loan Fees and Interest Income on Loans
Loans are stated at the principal amount outstanding, net of the allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding.

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, the borrower’s financial condition is such that collection of interest is doubtful. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest income on loans. Generally, payments on nonaccrual loans are applied to principal.

Loan fees, net of certain origination costs, are deferred and amortized over the lives of the respective loans.

Allowance for Loan Losses
The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collection of the principal is unlikely. The allowance represents an amount, which in management’s judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

Management’s judgment in determining the adequacy of the allowance is based on evaluations of the probability of collection of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower’s ability to pay, overall portfolio quality, and review of specific problem loans.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such regulators may require additions to the allowance based on their judgments of information available to them at the time of their examination.

Premises and Equipment
Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related asset. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs which do not improve or extend the useful life of the respective asset is charged to income as incurred, whereas significant renewals and improvements are capitalized. The range of estimated useful lives for premises and equipment are:

Buildings	40 years
Equipment and furniture	3 — 10 years
Leasehold improvements	1 year

GWINNETT COMMUNITY BANK

Notes to Financial Statements, continued

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued
Organizational Expenses
Start up costs and expenses associated with organizing the Bank such as regulatory application fees, legal and professional fees, and pre-opening salaries have been expensed in accordance with Statement of Position (SOP) 98-5 issued by the American Institute of Certified Public Accountants.

Mortgage Origination Fees
Mortgage origination fees represent fees obtained for taking residential mortgage applications and accumulating underwriting information for other mortgage lending institutions. These fees are recognized at closing and are typically based on a percentage of the loan.

Income Taxes
The Bank uses the liability method of accounting for income taxes which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Additionally, this method requires the recognition of future tax benefits, such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Bank’s assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realization of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Statement of Cash Flows
For purposes of reporting cash flows, the Bank includes cash and due from banks and federal funds sold.

Net Earnings (Loss) Per Common Share
Basic earnings (loss) per common share is based on the weighted average number of common shares outstanding during the period while the effects of potential common shares outstanding such as options, convertible securities and warrants is included in diluted earnings (loss) per share. The Bank has issued warrants which represent potential common shares. These warrants have not been considered in the computation of earnings (loss) per common share for the periods ended December 31, 2001, 2000 and 1999, because of their antidilutive effects. Earnings (loss) per common share are based on 867,560 weighted outstanding shares.

GWINNETT COMMUNITY BANK

Notes to Financial Statements, continued

(2)	INVESTMENT SECURITIES
Investment securities available for sale at December 31, 2001 and 2000, are as follows:

	December 31, 2001

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. Government agencies	$11,049,115	182,558	34,196	11,197,477
Mortgage backed securities	5,241,863	32,484	18,599	5,255,748
Corporate securities	508,928	—	3,928	505,000
Trust Preferred securities	500,000	—	—	500,000

	$17,299,906	215,042	56,723	17,458,225

	December 31, 2000

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. Government agencies	$16,338,039	147,819	17,907	16,467,951
Mortgage backed securities	2,086,269	7,763	882	2,093,150

	$18,424,308	155,582	18,789	18,561,101

The amortized cost and estimated fair value of securities available for sale at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Estimated
	Cost	Fair Value

Within 1 year	$—	—
1 to 5 years	—	—
5 to 10 years	7,565,763	7,730,967
More than 10 years	4,492,280	4,471,510
Mortgage backed securities	5,241,863	5,255,748

	$17,299,906	17,458,225

There were no sales of securities available for sale during 2001, 2000 or 1999.

Securities with a carrying value of approximately $3,280,000 and $1,744,000 at December 31, 2001 and 2000, respectively were pledged to secure public deposits and for other purposes.

At December 31, 2001 and 2000, the Bank had no outstanding derivative financial instruments such as swaps, options, futures, or forward contracts.

GWINNETT COMMUNITY BANK
Notes to Financial Statements, continued

(3)	LOANS
Major classifications of loans at December 31, 2001 and 2000, are summarized as follows:

	2001	2000

Commercial	$20,851,464	9,307,652
Real estate	68,244,030	19,285,925
Consumer	7,852,384	4,035,986

	96,947,878	32,629,563
Less: Allowance for loan losses	1,132,130	489,444
Unearned loan fees	184,577	55,481

Net loans	$95,631,171	32,084,638

The Bank grants loans and extensions of credit to individuals and a variety of firms and corporations located primarily in Gwinnett County and other surrounding Georgia counties. A substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

An analysis of the activity in the allowance for loan losses is presented below:

	2001	2000	1999

Balance at beginning of year	$489,444	56,640	—
Provision for loan losses	791,862	432,804	56,640
Loans charged off	(150,686)	—	—
Recoveries on loans charged off	1,510	—	—

	$1,132,130	489,444	56,640

(4)	PREMISES AND EQUIPMENT
Premises and equipment at December 31, 2001 and 2000, are summarized as follows:

	2001	2000

Land	$1,369,959	1,369,959
Building	3,777,703	—
Leasehold improvements	75,031	75,031
Equipment and furniture	929,354	352,393
Construction in progress	—	479,619

	6,152,047	2,277,002
Less: Accumulated depreciation and amortization	291,094	145,798

	$5,860,953	2,131,204

Depreciation expense and leasehold amortization was approximately $141,600, $125,000 and $20,875 for the periods ended December 31, 2001, 2000 and 1999, respectively.

GWINNETT COMMUNITY BANK

Notes to Financial Statements, continued

(5)	DEPOSITS
The aggregate amount of time deposits, each with a minimum denomination of $100,000, was approximately $34,340,000 and $13,823,000 at December 31, 2001 and 2000, respectively.

At December 31, 2001, the scheduled maturities of time deposits are as follows:

2002	$53,726,379
2003	9,216,075
2004	6,131,342
2005	6,072,313
2006 and thereafter	531,780

$75,677,889

The Bank had brokered time deposits at December 31, 2001, of $6,000,000.

(6)	INCOME TAXES
The Bank had no income tax expense or benefit for the periods ended December 31, 2000 or 1999, as net operating losses were incurred and financial statement deferred tax benefits remained unrecorded as their realization was heavily dependent on future taxable income. In 2001, the Bank reversed the deferred tax valuation allowance of $407,800 because it became more likely than not that future taxable income will be sufficient to realize the tax benefits for deductible temporary differences including loss carry forwards.

The components of income tax expense (benefit) for the year ended December 31, 2001 are as follows:

Current	$270,004
Deferred	(25,400)
Utilization of net operating loss	(128,200)
Change in valuation allowance	(407,800)

$(291,396)

The difference between income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate to income before taxes for the year ended December 31, 2001, is as follows:

Pretax income at statutory rate	$112,300
Add:
Change in valuation allowance	(407,800)
Other	4,104

$(291,396)

GWINNETT COMMUNITY BANK

Notes to Financial Statements, continued

(6)	INCOME TAXES, continued
The following summarizes the sources and expected tax consequences of future taxable deductions (income), which comprise the net deferred taxes at December 31, 2001, 2000 and 1999.

	2001	2000	1999

Deferred income tax assets:
Allowance for loan losses	$383,300	173,000	14,300
Organizational and preopening costs	51,600	70,300	89,100
Operating loss carryforwards	10,800	157,400	91,700
Premises and equipment	—	4,200	—
Other	5,300	2,900	—

Total gross deferred income tax assets	451,000	407,800	195,100
Less valuation allowance	—	(407,800)	(194,100)

Net deferred income tax asset	451,000	—	1,000

Deferred income tax liabilities:
Net unrealized gain on investment securities	(58,700)	(46,510)	—
Premises and equipment	(17,800)	—	(1,000)

Total gross deferred income tax liabilities	(76,500)	(46,510)	(1,000)

Net deferred income tax benefit (liability)	$374,500	(46,510)	—

At December 31, 2001, the Bank had remaining loss carryforwards for state income tax purposes of approximately $273,000, which begin to expire in 2019.

(7)	EMPLOYEE BENEFIT PLAN
Beginning in 2000, the Bank adopted a defined contribution plan, intended to comply with the requirements of section 401(k) of the Internal Revenue Code, covering substantially all employees subject to certain minimum age and service requirements. Contributions to the plan are made each payroll period and are approved annually by the Board of Directors. The Bank matched each participant’s contributions up to 3% of the participant’s eligible compensation, which amounted to $37,500 and $22,000 in 2001 and 2000, respectively.

(8)	STOCKHOLDERS’ EQUITY
During 1999, the Bank completed a common stock offering and sold 867,560 shares for $10 per share in connection with the original capitalization of the Bank. Certain stock issuance costs of $19,711 incurred were charged against additional paid-in capital. Organizers and directors purchased 212,500 shares (24%) of the total shares sold.

In consideration of their efforts in organizing the Bank and their commitment to serve as its initial directors, the organizers received warrants entitling each of them, for each share purchased by the organizer (or his/her affiliates or immediate family) in the offering, to purchase at any time before October 18, 2009, an additional share of common stock at the offering price of $10. Rights to purchase 212,500 shares were granted to the organizers. Organizers may not sell or otherwise transfer the warrants without the prior written consent of the Bank.

The warrants are not immediately exercisable. The right to exercise the warrants will vest with respect to one-third (1/3) of the warrant shares on each of October 18, 2000, October 18, 2001 and October 18, 2002, provided the organizer has served continuously as a director of the Bank from its opening until the vesting date. Notwithstanding vesting date requirements, upon a combination of the Bank with another financial institution or other entity, or sale by the Bank of all or substantially all its assets, all of the warrant shares become exercisable. The Bank has the right, upon notice from its regulators that the Bank is capital deficient, to require each organizer to exercise or forfeit all of his/her warrants within twenty-one days of the Bank’s call for the exercise of the warrants.

GWINNETT COMMUNITY BANK

Notes to Financial Statements, continued

(9)	DIVIDEND RESTRICTIONS
Banking regulations restrict the amount of dividends the Bank may pay without obtaining prior approval. In addition to the formal statutes and regulations, regulatory authorities also consider the adequacy of the Bank’s total capital in relation to its assets, deposits and other such items. Capital adequacy considerations could further limit the availability of dividends from the Bank. At December 31, 2001, the Bank could not impair capital by the payment of dividends.

(10)	REGULATORY MATTERS
The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).

Additionally, as a pre-opening condition, the Bank agreed with the Department of Banking and Finance of the State of Georgia (“DBF”) that it would maintain a Tier I capital (as defined) to average assets ratio of 8% or more until October 18, 2002. At December 31, 2001, that ratio was 6.9%. The Bank notified the DBF and designed a plan to bring the ratio in line with this agreement.

As of December 31, 2001, the most recent regulatory notification categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table.

The Bank’s actual capital amounts and ratios are also presented in the table (amounts presented in thousands).

			For Capital		To Be Well Capitalized
			Adequacy		Under Prompt Corrective
	Actual		Purposes		Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2001:
Total Capital (to Risk Weighted Assets)	$9,381	8.5%	$8,853	>8.0%	$11,067	>10.0%

Tier I Capital (to Risk Weighted Assets)	$8,249	7.5%	$4,427	>4.0%	$6,640	>6.0%

Tier I Capital (to Average Assets)	$8,249	6.9%	$4,800	>4.0%	$6,000	>5.0%

As of December 31, 2000:
Total Capital (to Risk Weighted Assets)	$8,117	19.9%	$3,272	>8.0%	$4,090	>10.0%

Tier I Capital (to Risk Weighted Assets)	$7,628	18.7%	$1,636	>4.0%	$2,454	>6.0%

Tier I Capital (to Average Assets)	$7,628	12.8%	$2,380	>4.0%	$2,974	>5.0%

GWINNETT COMMUNITY BANK

Notes to Financial Statements, continued

(11)	RELATED PARTY TRANSACTIONS
The Bank conducts transactions with directors and executive officers, including companies in which they have beneficial interest, in the normal course of business. It is the policy of the Bank that loan transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time for comparable loans to other persons. The following is a summary of activity for related party loans for 2001:

Beginning balance	$1,043,535
Loans advanced	2,006,871
Repayments	(1,313,685)

Ending balance	$1,736,721

The aggregate amount of deposits of directors and executive officers and their affiliates amounted to approximately $3,406,000 and $1,448,000 at December 31, 2001 and 2000, respectively.

In 1999, the Bank entered into a lease agreement with a related party. The lease agreement extended to December 31, 2000, and reverted to a month-to-month lease in 2001, with monthly lease payments of $4,400. Lease expense for 2001, 2000 and 1999 was $42,900, $66,000 and $59,400, respectively.

(12)	COMMITMENTS
The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments could include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

In most cases, the Bank requires collateral or other security to support financial instruments with credit risk.

	Approximate
	Contract Amount

	2001	2000

Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$36,968,000	9,452,000
Standby letters of credit	$466,000	21,000

Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management’s credit evaluation. Collateral held varies but may include unimproved and improved real estate, certificates of deposit, or personal property.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to local businesses. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

GWINNETT COMMUNITY BANK

Notes to Financial Statements, continued

(13)	FAIR VALUE OF FINANCIAL INSTRUMENTS
The assumptions used in the estimation of the fair value of the Bank’s financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Bank, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Bank since purchase, origination or issuance.

Cash and Cash Equivalents For cash, due from banks and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Interest-bearing Deposits with Other Banks The carrying value of interest-bearing deposits with other banks is a reasonable estimate of fair value.

Investment Securities Available for Sale Fair values for investment securities are based on quoted market prices.

Other Investments The carrying value of other investments approximates fair value.

Deposits
The fair value of demand deposits, savings accounts, NOW accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using current rates at which comparable certificates would be issued.

Commitments to Extend Credit and Standby Letters of Credit
Because commitments to extend credit and standby letters of credit are made using variable rates, or were recently executed, the contract value is a reasonable estimate of fair value.

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank’s financial instruments, fair value estimates are based on many judgments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on- existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include, deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

GWINNETT COMMUNITY BANK

Notes to Financial Statements, continued

(13)	FAIR VALUE OF FINANCIAL INSTRUMENTS, continued
The carrying amount and estimated fair values of the Bank’s financial instruments at December 31, 2001 are as follows:

	Carrying	Estimated
	Amount	Fair Value

Assets:
Cash and cash equivalents	$3,374,223	3,374,223
Interest-bearing deposits with other banks	$199,000	199,000
Investment securities	$17,458,225	17,458,225
Other investments	$100,034	100,034
Loans	$95,631,171	96,603,000
Liabilities:
Federal Funds purchased	$1,149,000	1,149,000
Deposits	$114,071,149	115,763,091
Unrecognized financial instruments:
Commitments to extend credit	$36,968,000	36,968,000
Standby letters of credit	$466,000	466,000

(14)	PROPOSED PLAN OF REORGANIZATION
On February 21, 2002, the Board of Directors approved a plan whereby a bank holding company will be formed and stockholders of the Bank will exchange their shares of Bank stock for shares of holding company stock. The transaction is subject to the approval of the appropriate regulatory authorities and the stockholders of the Bank.

(15)	MISCELLANEOUS OPERATING EXPENSES
Components of other operating expenses which are greater than 1% of interest income and other operating income are as follows:

	2001	2000	1999

Stationary and supplies	$65,938	51,375	24,695
Customer checks and coupons	$11,633	11,187	5,347
Telephone	$31,942	25,060	6,371
Armored car and courier service	$11,284	8,283	3,492
Postage	$16,873	5,448	14,537
Regulatory application fees	$—	—	17,310
Legal and professional fees	$66,378	67,361	54,422
Data processing fees	$169,324	131,559	21,818
Advertising and public relations	$57,979	54,101	26,206
Bank security and protection	$2,335	1,731	1,772
Directors and officers liability insurance	$15,658	12,605	2,064
State, county, city and miscellaneous taxes	$32,153	17,916	2,619

COMMUNITY FINANCIAL HOLDING COMPANY, INC.

Consolidated Balance Sheet
March 31, 2002
(Unaudited)

Assets
Cash and due from banks	$3,613,428
Federal funds sold	7,395,195

Cash and cash equivalents	11,008,623
Interest-bearing deposits with other banks	99,000
Investment securities available for sale	16,212,051
Other investments	100,034
Loans	103,986,918
Less: Unearned loan fees	191,292
Allowance for loan losses	1,188,597

Loans, net	102,607,029
Premises and equipment, net	5,915,606
Accrued interest receivable and other assets	1,412,568

$137,354,911

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Noninterest-bearing	$13,962,440
Interest-bearing	114,411,321

Total deposits	128,373,761
Retail repurchase agreements	107,400
Accrued interest payable and other liabilities	376,329

Total liabilities	128,857,490
Stockholders’ equity:
Common stock, $5 par value; 10,000,000 shares authorized; 867,560 shares issued and outstanding	4,337,800
Additional paid-in capital	4,318,089
Accumulated deficit	(160,614)
Accumulated other comprehensive income	2,146

Total stockholders’ equity	8,497,421

$137,354,911

See accompanying notes to unaudited consolidated financial statements.

COMMUNITY FINANCIAL HOLDING COMPANY, INC.

Consolidated Statements of Earnings
For the Three Months Ended March 31, 2002 and 2001
(Unaudited)

	2002	2001

Interest income:
Interest and fees on loans	$1,967,706	1,004,092
Interest on investment securities	233,556	390,091
Interest on deposits with other banks	(1,119)	36,104
Interest on federal funds sold	20,716	119,842
Other	13,563	—

Total interest income	2,234,422	1,550,129

Interest expense – Deposit and repurchase agreements	1,073,007	869,078

Net interest income	1,161,415	681,051
Provision for loan losses	55,568	74,161

Net interest income after provision for loan losses	1,105,847	606,890

Other operating income:
Service charges and fee income	82,563	45,501
Mortgage origination	52,152	37,856
Securities gains	2,593	—
Other	737	19,692

Total other income	138,045	103,049

Other operating expense:
Salaries and employee benefits	523,355	379,441
Occupancy and equipment	95,183	43,979
Other operating expense	220,669	159,320

Total other operating expense	839,207	582,740

Earnings before income taxes	404,685	127,199
Income tax expense	158,705	—

Net earnings	$245,980	127,199

Net earnings per common share based on average outstanding shares of 867,560 in 2002 and 2001, respectively	$.28	.15

See accompanying notes to unaudited consolidated financial statements.

COMMUNITY FINANCIAL HOLDING COMPANY, INC.

Consolidated Statements of Comprehensive Income
For the Three Months Ended March 31, 2002 and 2001
(Unaudited)

	2002	2001

Net earnings	$245,980	127,199
Other comprehensive income (loss), net of tax:
Unrealized holding gains (losses) on investment securities available for sale arising during the period	(150,237)	116,003
Reclassification adjustment for gains on investment securities available for sale	2,593	—

Total other comprehensive income (loss), before tax	(147,644)	116,003

Income taxes related to other comprehensive income:
Unrealized holding gains (losses) on investment securities available for sale arising during the period	51,081	(39,441)
Reclassification adjustment for gains on investment securities available for sale	(882)	—

Total income taxes related to other comprehensive income	50,199	(39,441)

Total other comprehensive income (loss), net of tax	(97,445)	76,562

Total comprehensive income	$148,535	203,761

See accompanying notes to unaudited consolidated financial statements

COMMUNITY FINANCIAL HOLDING COMPANY, INC.

Consolidated Statements of Cash Flows
For the Three Months Ended March 31, 2002 and 2001
(Unaudited)

	2002	2001

Cash flows from operating activities:
Net earnings	$245,980	127,199
Adjustments to reconcile net earnings to net cash provided by operating activities:
Provision for loan losses	55,568	74,161
Depreciation, amortization and accretion	51,810	(48,990)
Gain on sale of investment securities	(2,593)	—
Change in other assets and other liabilities	(33,187)	(149,608)

Net cash provided by operating activities	317,578	2,762

Cash flows from investing activities:
Proceeds from sales of investment securities	994,999	—
Proceeds from maturities, calls and paydowns of investment securities available for sale	1,114,578	8,811,676
Purchases of investment securities available for sale	(1,000,000)	(10,362,786)
Changes in interest bearing deposits in other banks	100,000	(100,000)
Net change in loans	(7,031,426)	(12,434,911)
Purchases of premises and equipment	(122,341)	(994,413)

Net cash provided by (used by) investing activities	(5,944,190)	(15,080,434)

Cash flows from financing activities:
Net change in deposits	14,302,612	15,098,779
Net change in securities sold under repurchase agreements and federal funds purchased	(1,041,600)	157,415

Net cash provided by financing activities	13,261,012	15,256,194

Net change in cash and cash equivalents	7,634,400	178,522
Cash and cash equivalents at beginning of period	3,374,223	7,886,219

Cash and cash equivalents at end of period	$11,008,623	8,064,741

Supplemental disclosures of cash flow information:
Cash paid for interest	$1,002,618	842,390
Noncash investing and financing activities:
Change in net unrealized gains (losses) on investment securities available for sale, net of tax	$(97,445)	76,562

See accompanying notes to unaudited consolidated financial statements.

COMMUNITY FINANCIAL HOLDING COMPANY, INC.
Notes to Consolidated Financial Statements
(Unaudited)

(1)	Basis of Presentation
The consolidated financial statements include the accounts of Community Financial Holding Company, Inc. (the “Company”) and its wholly-owned subsidiary, Gwinnett Community Bank (the “Bank”). All significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial information furnished herein reflects all adjustments, which are, in the opinion of management, necessary to present a fair statement of the results of operations and financial position for the periods covered herein. All such adjustments are of a normal recurring nature. Operating results for the three-month period ended March 31, 2002, are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

(2)	Regulatory Capital Requirements
The Company and the Bank are subject to various regulatory capital requirements that are administered by the federal banking agencies. At March 31, 2002, the Company and the Bank were adequately capitalized under these federal regulatory capital guidelines. In addition to the federal capital guidelines, the Bank, as a pre-opening condition, agreed with the Department of Banking and Finance (“DBF”) of the State of Georgia, that it would maintain a Tier 1 capital to average asset ratio of 8% or more until October 18, 2002. At March 31, 2002, that ratio was 6.53%. The Bank notified the DBF and designed a plan to bring the ratio in line with this agreement.

On June 28, 2002, the Company borrowed $2,500,000 from a correspondent bank under a line of credit facility and contributed $2,200,000 to the Bank to increase the Bank’s capital. The credit facility calls for interest at the prime interest rate minus 1/2%. Payments are due for interest only for the first two years and then payments of interest and principal are due in amounts that will amortize the borrowing over ten years. The Bank’s ratio of Tier 1 capital to average assets was 8.09% subsequent to the contribution from the Company.

(3)	Reorganization of the Bank
On March 29, 2002, the Bank completed the formation of a one-bank holding company and a plan to exchange all bank stock shares for shares of the holding company. Subsequent to the reorganization all of the shares of the Bank were owned by the Company.

APPENDIX A

Subscription Agreement

Community Financial Holding Company, Inc.
2775 Buford Highway
Duluth, Georgia 30096
Attn: Ann K. Marshall, Chief Financial Officer

Re: Registered Offering of 666,667 shares of common stock, $5.00 par value, of Community Financial Holding Company, Inc., a Georgia corporation (“Community Financial”)

Ladies and Gentlemen:

     I hereby subscribe to purchase the number of shares of common stock (the “Shares”) of the company indicated below.

     I have received a copy of Community Financial’s prospectus, dated August 12, 2002. I understand that my purchase of Community Financial's shares involves significant risk, as described under “Risk Factors” in the prospectus. I also understand that no federal or state agency has made any finding or determination regarding the fairness of Community Financial’s offering of the Shares, the accuracy or adequacy of the prospectus, or any recommendation or endorsement concerning an investment in the common stock.

     I hereby agree that on or before September 20, 2002, I will deliver Community Financial a check payable to “Community Financial Holding Company, Inc.” in an amount equal to the subscription price of $15.00 multiplied by the number of shares I have subscribed for in this Subscription Agreement.

     When Community Financial receives my Subscription Agreement, this Subscription Agreement will become final and binding upon the undersigned and will be irrevocable until the offering is closed.

     IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of this      day of      , 2002.

Number of Shares (minimum 500 shares):

Total Subscription Price (at $15.00 per Share):
Please PRINT or TYPE exact name(s) in which undersigned desires shares to be registered

     (Continued)

A-1

SUBSTITUTE W-9

     Under the penalty of perjury, I certify that: (1) the Social Security number or Taxpayer Identification Number given below is correct; and (2) I am not subject to backup withholding. INSTRUCTION: YOU MUST CROSS OUT (2) ABOVE IF YOU HAVE BEEN NOTIFIED BY THE INTERNAL REVENUE SERVICE THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING BECAUSE OF UNDERREPORTING INTEREST OR DIVIDENDS ON YOUR TAX RETURN.

Date

Signature(s)*

Area Code and Telephone No.	Please indicate form of ownership you desire for the shares (individual, joint tenants with right of survivorship, tenants in common, trust, corporation, partnership, custodian, etc.)

Social Security or Federal Taxpayer Identification No.	* When signing as attorney, trustee, administrator, or guardian, please give your full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. In case of joint tenants, each joint owner must sign.

TO BE COMPLETED BY COMMUNITY FINANCIAL

     Accepted as of      , 2002, as to      shares.

     COMMUNITY FINANCIAL HOLDING COMPANY, INC.

By:

Signature

Print Name

Date

A-2

COMMUNITY FINANCIAL HOLDING COMPANY, INC.

The holding company for

GWINNETT COMMUNITY BANK

666,667

SHARES OF

COMMON STOCK

PROSPECTUS

August 12, 2002